Exhibit 99.1

Semi-Annual Report
for the three months and the six months ended June 30, 2015

BOARD OF DIRECTORS

Chairman John Elkann (3)

Chief Executive Officer Sergio Marchionne

Directors Andrea Agnelli Tiberto Brandolini d’Adda Glenn Earle (1) Valerie A. Mars (1) (2) Ruth J. Simmons (3) Ronald L. Thompson (1) Patience Wheatcroft (1) (3) Stephen M. Wolf (2) Ermenegildo Zegna (2)

Independent Auditor Reconta Ernst & Young S.p.A.
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Governance and Sustainability Committee.

CERTAIN DEFINED TERMS
In this document, unless otherwise specified, the terms “we,” “our,” “us,” the “Company,” the “Group,” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, or any one or more of them, as the context may require.

INTRODUCTION
The Semi-Annual Report for the three and six months ended June 30, 2015 has been prepared in accordance with the requirements of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union and has been prepared in accordance with IAS 34 – Interim Financial Reporting. The accounting principles applied in the Semi-Annual Consolidated Financial Statements are consistent with those used for the preparation of the Consolidated Financial Statements at December 31, 2014, except as otherwise stated in “New standards and amendments effective from January 1, 2015” in the Notes to the Semi-Annual Consolidated Financial Statements.
The Group’s financial information is presented in Euro except that, in some instances, information in U.S. Dollars is provided in the Semi-Annual Consolidated Financial Statements and information included elsewhere in this report. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).
This Semi-Annual Report is unaudited.

Forward-Looking Statements
This document, and in particular the section entitled “Outlook,” contains forward-looking statements. These statements may include terms such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “remain,” “on track,” “design,”“target,” “objective,” “goal,” “forecast,” “projection,” “outlook,” “prospects,” “plan,” “intend,” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to reach certain minimum vehicle sales volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group’s ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group’s ability to expand certain of the Group’s brands internationally; changes in the Group’s credit ratings; the Group’s ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; the Group’s ability to integrate its operations; potential shortfalls in the Group’s defined benefit pension plans; the Group’s ability to provide or arrange for adequate access to financing for the Group’s dealers and retail customers; the Group’s ability to access funding to execute the Group’s business plan and improve the Group’s business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; disruptions arising from political, social and economic instability; material operating expenditures in relation to compliance with environmental, health and safety regulations; developments in labor and industrial relations and developments in applicable labor laws; increases in costs, disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; our ability to achieve the benefits expected from the proposed separation of Ferrari; political and civil unrest; earthquakes or other natural disasters and other risks and uncertainties.
Any forward-looking statements contained in this Semi-Annual Report speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission ("SEC"), the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, (the "AFM") and Borsa Italiana S.p.A. (the "CONSOB").

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights

For the six months ended June 30,			For the three months ended June 30,
2015	2014	(€ million, except per share data)	2015	2014
55,624	45,453	Net revenues	29,228	23,328
2,140	1,231	EBIT	1,348	961
4,962	3,590	EBITDA(1)	2,773	2,152
2,325	1,623	Adjusted EBIT(2)	1,525	968
907	232	Profit before taxes	721	455
425	24	Net profit	333	197
		Net profit/(loss) attributable to:
398	(14)	Owners of the parent	320	175
27	38	Non-controlling interest	13	22
0.264	(0.012)	Basic earnings/(loss) per ordinary share(3)	0.212	0.143
0.264	(0.012)	Diluted earnings/(loss) per ordinary share(3)	0.212	0.142

(1)	EBIT plus Depreciation and Amortization.

(2)
Adjusted EBIT is calculated as EBIT excluding gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature. Refer to the Group Results section below for further discussion on Adjusted EBIT.

(3)	Note 9 to the Semi-Annual Consolidated Financial Statements provides additional information on the calculation of basic and diluted earnings per share.

	At June 30, 2015	At December 31, 2014
Net Debt	(10,832)	(10,849)
Of which: Net industrial debt	(8,021)	(7,654)
Total equity	15,037	13,738
Equity attributable to owners of the parent	14,678	13,425
Number of employees at period end	237,709	232,165

Non-GAAP Financial Measures

We monitor our operations through the use of several non-generally accepted accounting principles, or non-GAAP, financial measures: Net Debt, Net Industrial Debt, Adjusted EBIT, EBITDA and certain information provided at constant currency.

We believe these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. We believe these measures allow management to view operating trends, perform analytical comparisons, benchmark performance between periods and among our segments, as well as make decisions regarding future spending, resource allocations and other operational decisions.

These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with IFRS.

Net Industrial Debt - Refer to the Liquidity and Capital Resources section below for further discussion.

Adjusted EBIT - calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature. Refer to the Group Results section below for further discussion and refer to Note 24 in the accompanying Semi-Annual Consolidated Financial Statements for a reconciliation of Adjusted EBIT to EBIT.

Constant Currency Information - The discussion within Group Results includes information about our results at constant currency. We calculate constant currency by applying the prior-year average exchange rates to current financial data expressed in local currency in which the relevant financial statements are denominated in order to eliminate the impact of foreign exchange rate fluctuations on the translation from local currency to our Euro reporting currency.

Group Results
The following is a discussion of the results of operations for the three and six months ended June 30, 2015 compared to the three and six months ended June 30, 2014. The discussion of certain line items (Cost of sales, Selling, general and administrative costs and Research and development costs) includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate comparisons of the related periods.
The Group is no longer presenting the separate line item Other unusual income/(expenses) on the Consolidated Income Statements. All amounts previously reported within the Other unusual income/(expenses) line item have been reclassified into the appropriate line item within the Consolidated Income Statements based upon the nature of the transaction. For the three months ended June 30, 2014, a total of €2 million was reclassified to Cost of sales from Other unusual income/(expenses). For the six months ended June 30, 2014, a total of €92 million was reclassified from Other unusual income/(expense) to Cost of sales that related to the remeasurement of our VEF denominated net monetary assets. In addition, a total of €271 million was reclassified to Other income/(expenses) from Other unusual income/(expense), which primarily includes the €495 million expense recognized in connection with the execution of the memorandum of understanding (the “MOU”) with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”), entered into by FCA US in January 2014, offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned. Furthermore, €18 million was reclassified to Selling, general and administrative costs from Other unusual income/(expenses).
Three months ended June 30, 2015 compared to the three months ended June 30, 2014

(€ million)	For the three months ended June 30,
	2015	2014
Net revenues	29,228	23,328
Cost of sales	25,079	20,099
Selling, general and administrative costs	1,997	1,772
Research and development costs	732	601
Result from investments	45	36
Restructuring costs/(reversal)	8	(2)
Other (expenses)/income	(109)	67
EBIT	1,348	961
Net financial expenses	627	506
Profit before taxes	721	455
Tax expense	388	258
Net profit	333	197
Net profit attributable to:
Owners of the parent	320	175
Non-controlling interest	13	22

Net revenues

	For the three months ended June 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Net revenues	29,228	23,328	5,900	25.3%
Net revenues for the three months ended June 30, 2015 were €29.2 billion, an increase of €5.9 billion, or 25.3 percent (10.3 percent at constant currency), from €23.3 billion for the three months ended June 30, 2014.
The increase in Net revenues was primarily attributable to (i) a €4.9 billion increase in NAFTA Net revenues, related to an increase in shipments, positive net pricing and favorable foreign currency translation effects (ii) a €0.9 billion increase in EMEA mainly attributable to an increase in shipments and a favorable product mix and (iii) an increase of €0.5 billion in Components , which were partially offset by (iv) a decrease of €0.3 billion in LATAM which was attributable to the combined effect of lower vehicle shipments resulting from poor trading conditions in the region's principal markets, partially offset by improved net pricing due to pricing actions in Brazil and (v) a decrease of €0.1 billion in Maserati.
See — Results by Segment below for a detailed discussion of Net revenues by segment.
Cost of sales

	For the three months ended June 30,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Cost of sales	25,079	85.8%	20,099	86.2%	4,980	24.8%
Cost of sales for the three months ended June 30, 2015 was €25.1 billion, an increase of €5.0 billion, or 24.8 percent (10.0 percent at constant currency), from €20.1 billion for the three months ended June 30, 2014. As a percentage of Net revenues, Cost of sales was 85.8 percent for the three months ended June 30, 2015 compared to 86.2 percent for the three months ended June 30, 2014.
The increase in Cost of sales was primarily due to the combination of (i) a €1.2 billion increase related to increased volume primarily in the NAFTA, EMEA and Components segments, partially offset by a reduction in volume in LATAM and APAC and (ii) foreign currency translation effects of €3.0 billion primarily related to the strengthening of the U.S. Dollar.
For the three months ended June 30, 2015, Cost of sales includes the total €80 million charge resulting from the Group's adoption of the Venezuelan government’s Marginal Currency System (the "SIMADI" exchange rate) due to the continuing deterioration of the economic conditions in Venezuela (€53 million) and the write-down of inventory in Venezuela to the lower of cost or net realizable value (€27 million) as, due to pricing controls, we are unable to increase the VEF sales price in Venezuela to compensate for the devaluation. Refer to the Results by Segment - LATAM section below for additional detail.
Selling, general and administrative costs

	For the three months ended June 30,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Selling, general and administrative costs	1,997	6.8%	1,772	7.6%	225	12.7%
Selling, general and administrative costs include advertising, personnel, and other costs. Advertising costs accounted for approximately 45 percent of total Selling, general and administrative costs for both the three months ended June 30, 2015 and 2014.

Selling, general and administrative costs for the three months ended June 30, 2015 were €1,997 million, reflecting an increase of €225 million, or 12.7 percent (1.5 percent at constant currency), from €1,772 million for the three months ended June 30, 2014. As a percentage of Net revenues, Selling, general and administrative costs were 6.8 percent in the three months ended June 30, 2015 compared to 7.6 percent in the three months ended June 30, 2014.
The increase in Selling, general and administrative costs was primarily due to foreign currency translation effects resulting from the strengthening of the U.S. Dollar against the Euro, increased marketing spending for the all-new 2015 Jeep Renegade commercial launch and Pernambuco plant start-up costs in LATAM, partially offset by lower marketing expenses in APAC and Maserati.
Research and development costs

	For the three months ended June 30,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Research and development costs expensed during the year	397	1.4%	330	1.4%	67	20.3%
Amortization of capitalized development costs	334	1.1%	261	1.1%	73	28.0%
Write-off of costs previously capitalized	1	n.m.(1)	10	n.m.(1)	(9)	(90.0)%
Research and development costs	732	2.5%	601	2.6%	131	21.8%
__________________________
(1) Number is not meaningful.
Research and development costs for the three months ended June 30, 2015 were €732 million, an increase of €131 million, or 21.8 percent, from €601 million for the three months ended June 30, 2014. As a percentage of Net revenues, Research and development costs were 2.5 percent for the three months ended June 30, 2015 and 2.6 percent for the three months ended June 30, 2014. Total Research and development costs expensed in three months ended June 30, 2015 increased by €67 million, largely attributable to continued research to support the development of new and existing vehicles.
Total expenditures on research and development amounted to €1,095 million for the three months ended June 30, 2015, an increase of 26.7 percent, from €864 million, for the three months ended June 30, 2014. Development costs capitalized were €698 million (63.7 percent of total expenditures on research and development) for the three months ended June 30, 2015, as compared to €534 million (61.8 percent percent of total expenditures on research and development) for the three months ended June 30, 2014.
Result from investments

	For the three months ended June 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Result from investments	45	36	9	25.0%
Result from investments for the three months ended June 30, 2015 was €45 million, an increase of €9 million, or 25.0 percent, from €36 million for the three months ended June 30, 2014. The increase in Result from investments was primarily attributable to improved results of the Group’s investments in FCA Bank S.p.A. (“FCA Bank”) and Tofas-Turk Otomobil Fabrikasi Tofas A.S. (“Tofas”), both of which are within the EMEA segment.

Other (expenses)/income

	For the three months ended June 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Other (expenses)/income	(109)	67	(176)	(262.7)%
Other expenses for the three months ended June 30, 2015 amounted to €109 million, as compared to Other income, net of €67 million for the three months ended June 30, 2014.
For the three months ended June 30, 2015, Other expenses includes the €81 million charge resulting from a consent order agreed with the U.S. National Highway Traffic Safety Administration ("NHTSA") which is described in more detail in Note 26 to the accompanying Semi-Annual Consolidated Financial Statements included elsewhere in this Semi-Annual Report.
For the three months ended June 30, 2014, there were no items that either individually or in aggregate, were considered material.
EBIT

	For the three months ended June 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
EBIT	1,348	961	387	40.3%
EBIT for the three months ended June 30, 2015 was €1,348 million, an increase of €387 million, or 40.3 percent, from €961 million for the three months ended June 30, 2014. The increase was primarily driven by strong performance in NAFTA reflecting an increase of €653 million, an increase of €62 million in EMEA and an increase of €28 million in Components, partially offset by lower results in LATAM and APAC with decreases of €226 million and €60 million, respectively.
EBIT for the three months ended June 30, 2015 includes the total €80 million charge related to the adoption of the Venezuelan government’s SIMADI exchange rate and the write-down of inventory in Venezuela to the lower of cost or net realizable value due to the continuing deterioration of the economic conditions in Venezuela as described in more detail in Results by Segment - LATAM section below. EBIT for the three months ended June 30, 2015 also includes the €81 million charge resulting from a consent order entered into with NHTSA, which is described in more detail in Note 26 to the accompanying Consolidated Financial Statements included elsewhere in this Semi-Annual Report.
Adjusted EBIT

	For the three months ended June 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Adjusted EBIT	1,525	968	557	57.5%
Adjusted EBIT increased by €557 million to €1,525 million, or 57.5 percent due to the combined effect of (i) the strong performance in NAFTA reflecting higher volumes, positive net pricing and favorable foreign currency translation effects primarily related to the strengthening U.S. Dollar, (ii) continued improvement in EMEA, primarily attributable to volume increase and a more favorable product mix, offsetting the negative impact of the strengthened U.S. Dollar on vehicles and components supplied from NAFTA (iii) an increase in Components, offset by (iv) a decrease in LATAM, reflecting lower volumes due to the poor market conditions, Pernambuco start-up costs and the all-new 2015 Jeep Renegade commercial launch costs, partially offset by favorable net pricing and (v) a decrease in APAC as a result of lower volumes, unfavorable net pricing and unfavorable foreign exchange transaction effects from the vehicle sales in Australia, partially offset by a reduction in marketing costs.

Net financial expenses

	For the three months ended June 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Net financial expenses	627	506	121	23.9%
Net financial expenses for the three months ended June 30, 2015 were €627 million, an increase of €121 million, or 23.9 percent, from €506 million for the three months ended June 30, 2014. The increase primarily reflects the charge of €51 million recognized in connection with the prepayment of FCA US's secured senior notes due 2019, higher debt levels in LATAM, primarily related to the development of our Pernambuco plant, and unfavorable currency translation effects.
Tax expense

	For the three months ended June 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Tax expense	388	258	130	50.4%
Tax expense for the three months ended June 30, 2015 was €388 million, an increase of €130 million, or 50.4 percent from €258 million for the three months ended June 30, 2014. The €130 million increase was primarily related to the increase in Profit before taxes.

Six months ended June 30, 2015 compared to the six months ended June 30, 2014

(€ million)	For the six months ended June 30,
	2015	2014
Net revenues	55,624	45,453
Cost of sales	48,058	39,430
Selling, general and administrative costs	3,983	3,452
Research and development costs	1,459	1,227
Result from investments	95	69
Gains on the disposal of investments	—	8
Restructuring costs	12	8
Other (expenses), net	(67)	(182)
EBIT	2,140	1,231
Net financial expenses	1,233	999
Profit before taxes	907	232
Tax expense	482	208
Net profit	425	24
Net profit/(loss) attributable to:
Owners of the parent	398	(14)
Non-controlling interest	27	38

Net revenues

	For the six months ended June 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Net revenues	55,624	45,453	10,171	22.4%
Net revenues for the six months ended June 30, 2015 were €55.6 billion, an increase of €10.2 billion, or 22.4 percent (7.0 percent at constant currency), from €45.5 billion for the six months ended June 30, 2014.
The increase in Net revenues was primarily attributable to (i) a €9.4 billion increase in NAFTA Net revenues, related to an increase in shipments, improved net pricing and favorable foreign currency translation effects (ii) a €1.2 billion increase in EMEA mainly attributable to an increase in shipments and a favorable product mix and (iii) an increase of €0.8 billion in Components, which were partially offset by (iv) a decrease of €0.8 billion in LATAM which was attributable to the combined effect of lower vehicle shipments resulting from poor trading conditions in the region's principal markets, partially offset by positive pricing and (v) a decrease of €0.3 billion in Maserati.
See — Results by Segment below for a detailed discussion of Net revenues by segment.
Cost of sales

	For the six months ended June 30,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Cost of sales	48,058	86.4%	39,430	86.7%	8,628	21.9%
Cost of sales for the six months ended June 30, 2015 was €48.1 billion, an increase of €8.6 billion, or 21.9 percent (6.6 percent at constant currency), from €39.4 billion for the six months ended June 30, 2014. As a percentage of Net revenues, Cost of sales was 86.4 percent for the six months ended June 30, 2015 compared to 86.7 percent for the six months ended June 30, 2014.
The increase in Cost of sales was primarily due to the combination of (i) a €2.5 billion increase related to increased volume primarily in the NAFTA, EMEA and Components segments, partially offset by a reduction in volume in LATAM and APAC and (ii) foreign currency translation effects of €6.0 billion primarily related to the strengthening of the U.S. Dollar.
For the six months ended June 30, 2015, Cost of sales includes the total €80 million charge resulting from the adoption of the SIMADI exchange rate due to the continuing deterioration of the economic conditions in Venezuela (€53 million) and the write-down of inventory in Venezuela to the lower of cost or net realizable value (€27 million) as, due to pricing controls, we are unable to increase the VEF sales price in Venezuela to compensate for the devaluation as described in more detail in the Results by Segment - LATAM section below.
For the six months ended 2014, Cost of Sales includes €92 million related to the Group's use of the SICAD I rate to remeasure our VEF denominated net monetary assets.
Selling, general and administrative costs

	For the six months ended June 30,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Selling, general and administrative costs	3,983	7.2%	3,452	7.6%	531	15.4%
Selling, general and administrative costs include advertising, personnel, and other costs. Advertising costs accounted for approximately 46 percent of total Selling, general and administrative costs for the six months ended June 30, 2015 and 45 percent for the six months ended June 30, 2014.

Selling, general and administrative costs for the six months ended June 30, 2015 were €3,983 million, an increase of €531 million, or 15.4 percent (3.2 percent at constant currency), from €3,452 million for the six months ended June 30, 2014. As a percentage of Net revenues, Selling, general and administrative costs were 7.2 percent in the six months ended June 30, 2015 compared to 7.6 percent in the six months ended June 30, 2014.
The increase in Selling, general and administrative costs was due to the combined effects of (i) foreign currency translation of €420 million, primarily resulting from the strengthening of the U.S. Dollar against the Euro (ii) advertising expenses for the EMEA and NAFTA segments for new product launches, partially offset by lower marketing expenses in APAC and Maserati and (iii) commercial launch costs related to the all-new 2015 Jeep Renegade and start-up costs for the Pernambuco plant in the LATAM segment.
Research and development costs

	For the six months ended June 30,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Research and development costs expensed	809	1.5%	706	1.6%	103	14.6%
Amortization of capitalized development costs	648	1.2%	506	1.1%	142	28.1%
Write-off of costs previously capitalized	2	n.m.(1)	15	n.m.(1)	(13)	(86.7)%
Research and development costs	1,459	2.6%	1,227	2.7%	232	18.9%
__________________________
(1) Number is not meaningful.
Research and development costs for the six months ended June 30, 2015 were €1,459 million, an increase of €232 million, or 18.9 percent, from €1,227 million for the six months ended June 30, 2014. As a percentage of Net revenues, Research and development costs were 2.6 percent for the six months ended June 30, 2015 and 2.7 percent for the six months ended June 30, 2014. Total research and development costs expensed in the six months ended June 30, 2015 increased by €103 million, largely attributable to continued research to support the development of new and existing vehicles.
The increase in amortization of capitalized development costs was mainly attributable to the launch of new products, and in particular related to the NAFTA segment, driven by the all-new 2015 Chrysler 200 and the all-new 2015 Jeep Renegade.
Total expenditures on research and development amounted to €2,105 million for the six months ended June 30, 2015, an increase of 24.5 percent, from €1,691 million, for the six months ended June 30, 2014, which is in line with the Group's product development established in the 2014-2018 business plan. Development costs capitalized were €1,296 million (61.6 percent of total expenditures on research and development) for the six months ended June 30, 2015, as compared to €985 million (58.2 percent of total expenditures on research and development) for the six months ended June 30, 2014.

Result from investments

	For the six months ended June 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Result from investments	95	69	26	37.7%
Result from investments for the six months ended June 30, 2015 was €95 million, an increase of €26 million, or 37.7 percent, from €69 million for the six months ended June 30, 2014. The increase in Result from investments was primarily attributable to improved results of the Group’s investments in FCA Bank and Tofas, both of which are within the EMEA segment.
Other (expenses), net

	For the six months ended June 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Other (expenses), net	(67)	(182)	115	(63.2)%
Other (expenses), net for the six months ended June 30, 2015 amounted to €67 million, as compared to €182 million for the six months ended June 30, 2014.
For the six months ended June 30, 2015, the total includes the €81 million charge resulting from a consent order agreed with NHTSA, as described in more detail in Note 26 to the accompanying Semi-Annual Consolidated Financial Statements included elsewhere in this Semi-Annual Report, offset by other items that are not individually material. For the six months ended June 30, 2014, the total amounting to €182 million, primarily related to the €495 million expense recognized in connection with the execution of the MOU with the UAW, entered into by FCA US in January 2014 which was partially offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the acquisition of the remaining equity interest in FCA US previously not owned and other items totaling €90 million that are not individually material.
EBIT

	For the six months ended June 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
EBIT	2,140	1,231	909	73.8%
EBIT for the six months ended June 30, 2015 was €2,140 million, an increase of €909 million, or 73.8 percent, from €1,231 million for the six months ended June 30, 2014. The increase was driven by strong performance in NAFTA reflecting an increase of €1,373 million, an increase of €159 million in EMEA and a €54 million increase in Components, partially offset by lower results in LATAM and APAC with decreases of €248 million and €130 million, respectively. The year over year results also reflect a positive translation impact from the strengthening U.S. Dollar.
For the six months ended June 30, 2015, EBIT included the total €80 million charge related to the adoption of the Venezuelan government’s SIMADI exchange rate and the write-down of inventory in Venezuela to the lower of cost or net realizable value due to the continuing deterioration of the economic conditions in Venezuela as described in more detail in the Results by Segment - LATAM section below. EBIT for the six months ended June 30, 2015 also includes the €81 million charge resulting from a consent order entered into with NHTSA, which is described in more detail in Note 26 to the accompanying Semi-Annual Consolidated Financial Statements included elsewhere in this Semi-Annual Report.
For the six months ended June 30, 2014, EBIT included the €495 million charge connected with the execution of the MOU with the UAW entered into by FCA US in January 2014, the effect of the remeasurement of our VEF denominated net monetary assets of €92 million and the non-taxable gain of €223 million on the fair value remeasurement of the previously exercised options in connection with the acquisition of the remaining equity interest of FCA US previously not owned.

Adjusted EBIT

	For the six months ended June 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Adjusted EBIT	2,325	1,623	702	43.3%
Adjusted EBIT increased by €702 million to €2,325 million, or 43.3 percent due to the combined effect of (i) the improvement in NAFTA higher volumes, improved net pricing, positive foreign currency translation impact from the strengthening U.S. Dollar, which was partially offset by the negative impacts of the weakened Canadian Dollar and Mexican Peso and increased warranty costs, (ii) continued improvement in EMEA, primarily attributable to volume increase, a more favorable product mix and positive pricing, (iii) an increase in Components, offset by (iv) a decrease in LATAM, reflecting lower volumes due to the poor market conditions and Pernambuco start-up costs, partially offset by favorable pricing and (v) a decrease in APAC mainly due to reduced volumes and unfavorable net pricing.
Net financial expenses

	For the six months ended June 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Net financial expenses	1,233	999	234	23.4%
Net financial expenses for the six months ended June 30, 2015 were €1,233 million, an increase of €234 million, or 23.4 percent, from €999 million for the six months ended June 30, 2014. The increase was primarily due to the charge of €51 million recognized in connection with the prepayment of FCA US's secured senior notes due 2019, higher debt levels in LATAM, primarily related to the development of our Pernambuco plant, and unfavorable foreign currency translation effects.
Tax expense

	For the six months ended June 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Tax expense	482	208	274	131.7%
Tax expense for the six months ended June 30, 2015 was €482 million, compared with €208 million for the six months ended June 30, 2014.
The €274 million difference was primarily related to the increase in Profit before tax. Profit before tax for the six months ended June 30, 2014 included certain one-off items including the non-taxable gain related to the fair value remeasurement of the previously exercised options in connection with the acquisition of the remaining equity interest of FCA US previously not owned. There were no similar one-off items during the six months ended June 30, 2015.

Results by Segment
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each segment for the three and six months ended June 30, 2015 and 2014.

(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted EBIT		Shipments
	For the three months ended June 30,
	2015	2014	2015	2014	2015	2014
NAFTA	17,186	12,258	1,327	595	677	627
LATAM	1,851	2,188	(79)	63	138	203
APAC	1,523	1,522	47	110	46	54
EMEA	5,470	4,610	57	—	322	286
Ferrari	766	729	124	105	2	2
Maserati	610	738	43	61	8	9
Components	2,549	2,073	96	65	—	—
Other activities	211	201	(52)	(28)	—	—
Unallocated items & adjustments(1)	(938)	(991)	(38)	(3)	—	—
Total	29,228	23,328	1,525	968	1,193	1,181
__________________________
(1) Primarily includes intercompany transactions which are eliminated in consolidation.

(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted EBIT		Shipments
	For the six months ended June 30,
	2015	2014	2015	2014	2015	2014
NAFTA	33,363	23,990	1,928	975	1,310	1,212
LATAM	3,402	4,153	(144)	107	273	408
APAC	3,035	3,019	112	245	93	108
EMEA	10,154	8,951	82	(72)	593	545
Ferrari	1,387	1,349	224	185	4	4
Maserati	1,133	1,387	79	120	15	17
Components	4,984	4,154	164	113	—	—
Other activities	408	402	(61)	(41)	—	—
Unallocated items & adjustments(1)	(2,242)	(1,952)	(59)	(9)	—	—
Total	55,624	45,453	2,325	1,623	2,288	2,294
__________________________
(1) Primarily includes intercompany transactions which are eliminated in consolidation.

Car Mass-Market
NAFTA

	For the three months ended June 30,
(€ million, except shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	17,186	100.0%	12,258	100.0%	4,928	40.2%
Adjusted EBIT	1,327	7.7%	595	4.9%	732	123.0%
Shipments	677	—	627	—	50	8.0%

	For the six months ended June 30,
(€ million, except shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	33,363	100.0%	23,990	100.0%	9,373	39.1%
Adjusted EBIT	1,928	5.8%	975	4.1%	953	97.7%
Shipments	1,310	—	1,212	—	98	8.1%

Three months ended June 30, 2015
Net revenues

NAFTA Net revenues for the three months ended June 30, 2015 were €17.2 billion, an increase of €4.9 billion, or 40.2 percent (15.8 percent at constant currency) from €12.3 billion for the three months ended June 30, 2014. The total increase was primarily attributable to (i) €1.4 billion related to increased volumes (ii) €0.4 billion related to favorable net pricing which includes dealer discount reductions (iii) favorable foreign currency translation effects of €3.3 billion, partially offset by (iv) unfavorable product mix of €0.2 billion.
The 8.0 percent increase in vehicle shipments from 627 thousand units for the three months ended June 30, 2014 to 677 thousand units for the three months ended June 30, 2015 was largely driven by increased demand of the Group’s vehicles in the retail market, including the all-new 2015 Jeep Renegade, the all-new 2015 Chrysler 200, Jeep Cherokee and Ram 1500 and 2500 trucks, partially offset by a reduction in the prior model year Chrysler 200 and Dodge Avenger.

Adjusted EBIT
NAFTA Adjusted EBIT for the three months ended June 30, 2015 was €1,327 million, reflecting an increase of €732 million, or 123.0 percent, from €595 million for the three months ended June 30, 2014.
The increase in NAFTA Adjusted EBIT was attributable to (i) an increase of €351 million due to favorable pricing including a reduction in dealer discounts, which more than offset the negative impacts of the weakened Canadian Dollar and Mexican Peso, (ii) favorable volume impact of €253 million, driven by the increase in shipments described above primarily from the all-new 2015 Jeep Renegade and the all-new 2015 Chrysler 200 and (iii) an increase of €256 million primarily related to favorable foreign currency translation, partially offset by (iv) an increase of €118 million in industrial costs primarily relating to higher base material costs for vehicle content enhancements, net of purchasing efficiencies and (v) an increase of €10 million in Selling, general and administrative costs.
Adjusted EBIT for the three months ended June 30, 2015 excluded the €81 million charge related to the consent order agreed with NHTSA which is described in more detail in Note 26 to the accompanying Semi-Annual Consolidated Financial Statements included elsewhere in this Semi-Annual Report.

Six months ended June 30, 2015
Net revenues

NAFTA Net revenues for the six months ended June 30, 2015 were €33.4 billion, reflecting an increase of €9.4 billion, or 39.1 percent (14.6 percent at constant currency) from €24.0 billion for the six months ended June 30, 2014. The total increase was primarily attributable to (i) €2.6 billion related to increased shipments, (ii) favorable net pricing of €0.6 billion, including dealer discount reductions as well as pricing for enhanced content, partially offset by foreign exchange transaction impacts of the Canadian Dollar and Mexican Peso and (iii) favorable foreign currency translation effects of €5.9 billion.
The 8.1 percent increase in vehicle shipments from 1,212 thousand units for the six months ended June 30, 2014 to 1,310 thousand units for the six months ended June 30, 2015, was largely driven by increased demand of the Group’s vehicles in the retail market, including the all-new 2015 Chrysler 200, all-new 2015 Jeep Renegade, Jeep Cherokee, Ram 1500 and 2500 and Dodge Dart.

Adjusted EBIT
NAFTA Adjusted EBIT for the six months ended June 30, 2015 was €1,928 million, reflecting an increase of €953 million, or 97.7 percent, from €975 million for the six months ended June 30, 2014.
The increase in NAFTA Adjusted EBIT was attributable to (i) an increase of €558 million due to favorable net pricing, partially offset by foreign exchange transaction impacts of the Canadian Dollar and Mexican Peso, (ii) favorable volume impact of €327 million, driven by the increase in shipments described above, and (iii) an increase of €342 million mostly related to positive foreign currency translation effects, partially offset by (iv) increased industrial costs of €245 million, primarily resulting from higher base material costs for vehicle content enhancements, increased warranty expenses, partially offset by purchasing efficiencies and (v) a €29 million increase in Selling, general and administrative costs largely attributable to higher advertising costs to support new vehicle launches.
For the six months ended June 30, 2015, Adjusted EBIT excluded the €81 million charge related to the consent order agreed with NHTSA which is described in more detail in Note 26 to the accompanying Semi-Annual Consolidated Financial Statements included elsewhere in this Semi-Annual Report.
For the six months ended June 30, 2014, Adjusted EBIT excluded the €495 million charge connected with the execution of the MOU with the UAW entered into by FCA US in January 2014.

LATAM

	For the three months ended June 30,
(€ million, except shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	1,851	100.0%	2,188	100.0%	(337)	(15.4)%
Adjusted EBIT	(79)	(4.3)%	63	2.9%	(142)	n.m.(1)
Shipments	138	—	203	—	(65)	(32.0)%
__________________________
(1) Number is not meaningful.

	For the six months ended June 30,
(€ million, except shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	3,402	100.0%	4,153	100.0%	(751)	(18.1)%
Adjusted EBIT	(144)	(4.2)%	107	2.6%	(251)	n.m.(1)
Shipments	273	—	408	—	(135)	(33.1)%
__________________________
(1) Number is not meaningful.

Three months ended June 30, 2015
Net revenues
LATAM Net revenues for the three months ended June 30, 2015 were €1.9 billion, a decrease of €337 million, or 15.4 percent (13.3 percent at constant currency), from €2.2 billion for the three months ended June 30, 2014. The total decrease was primarily attributable to (i) lower shipments reflecting poor trading conditions in Brazil and Argentina, partially offset by (ii) favorable net pricing due to pricing actions in Brazil.
The 32.0 percent decrease in vehicle shipments from 203 thousand units for the three months ended June 30, 2014, to 138 thousand units for three months ended June 30, 2015 reflected continued macroeconomic weakness in the region’s principal markets and continued import restrictions in Argentina. The decrease in shipments was also due to strong competition and pricing pressures, however, the Group remained the leader in Brazil for the three months ended June 30, 2015 with a 360 bps lead over the nearest competitor and with a market share of 19.0 percent.
Adjusted EBIT
LATAM Adjusted EBIT for the three months ended June 30, 2015 was negative €79 million, a decrease of €142 million, from €63 million for the three months ended June 30, 2014.
The decrease in LATAM Adjusted EBIT was primarily attributable to the combination of (i) a decrease of €105 million due to unfavorable volume reflecting poor trading conditions in Brazil and Argentina and the related decrease in shipments and vehicle mix in those principal markets, (ii) an increase in industrial costs of €132 million primarily attributable to start-up costs for the Pernambuco plant, (iii) an increase in Selling, general and administrative costs primarily related to the commercial launch of the all-new 2015 Jeep Renegade, partially offset by (iii) favorable net pricing of €112 million driven by pricing actions in Brazil.
Adjusted EBIT for the three months ended June 30, 2015 excluded the €80 million total charge resulting from the adoption of the Venezuelan government’s SIMADI exchange rate and the write-down of inventory in Venezuela to the lower of cost or net realizable value due to the continuing deterioration of the economic conditions in Venezuela as described below.

Six months ended June 30, 2015
Net revenues
LATAM Net revenues for the six months ended June 30, 2015 were €3.4 billion, a decrease of €0.8 billion, or 18.1 percent (18.4 percent at constant currency), from €4.2 billion for the six months ended June 30, 2014. The total decrease was primarily attributable to (i) a decrease of €1.1 billion driven by lower shipments, which were partially offset by (ii) favorable net pricing of €0.3 billion.
The 33.1 percent decrease in vehicle shipments from 408 thousand units for the six months ended June 30, 2014, to 273 thousand units for six months ended June 30, 2015 reflected continued macroeconomic weakness in the region’s principal markets, where Brazil continued the negative market trend started in 2012 and Argentina continued to be impacted by import restrictions and overall economic uncertainties.
Adjusted EBIT
LATAM Adjusted EBIT for the six months ended June 30, 2015 was negative €144 million, a decrease of €251 million, from €107 million for the six months ended June 30, 2014.
The decrease in LATAM Adjusted EBIT was primarily attributable to the combination of (i) unfavorable volume/mix impact of €214 million mainly attributable to a decrease in shipments in Brazil, (ii) an increase in industrial costs of €230 million primarily attributable to start-up costs for the Pernambuco plant, (iii) an increase of €75 million in Selling, general and administrative costs primarily for the commercial launch of the all-new 2015 Jeep Renegade, partially offset by (iv) favorable net pricing of €266 million driven by pricing actions in Brazil.
Adjusted EBIT for the six months ended June 30, 2015 excluded the €80 million total charge resulting from the adoption of the SIMADI exchange rate and the write-down of inventory in Venezuela to the lower of cost or net realizable value due to the continuing deterioration of the economic conditions in Venezuela as described below.
Adjusted EBIT for the six months ended June 30, 2014 excluded the €92 million charge for the remeasurement of our net monetary assets in Venezuela resulting from our initial adoption of the SICAD I rate.
Venezuela

On February 10, 2015, the Venezuelan government introduced a new market-based exchange system, referred to as the SIMADI exchange rate, with certain specified limitations on its usage by individuals and entities in the private sector. On February 12, 2015, the SIMADI exchange rate began trading at 170.0 VEF to U.S. Dollar for individuals and entities in the private sector. In February 2015, the Venezuelan government announced that the SICAD I and SICAD II exchange systems would be merged into a single exchange system (the "SICAD") with a rate starting at 12.0 VEF to U.S. Dollar. As of March 31, 2015, the SICAD exchange rate was expected to be used to complete the majority of FCA Venezuela LLC's (“FCA Venezuela”) transactions to exchange VEF for U.S. Dollar and as such, it was deemed the appropriate rate to use to convert our monetary assets and liabilities to U.S. Dollar for the first quarter 2015. Refer to our 2014 Annual Report for additional details regarding the SICAD I and SICAD II exchange rates.

Due to the continuing deterioration of the economic conditions in Venezuela, we now believe it is unlikely that the majority of our future transactions to exchange VEF for U.S. Dollar will be at the SICAD rate. Rather, we have determined that the SIMADI exchange rate is the most appropriate rate to use as of June 30, 2015 based on the volume of VEF to U.S. Dollar exchange transactions in Venezuela since the formation of SIMADI exchange rate as compared to the SICAD rate. As a result of adopting the SIMADI exchange rate at June 30, 2015, we recorded a remeasurement charge of €53 million for the three and six months ended June 30, 2015 on our VEF denominated net monetary assets, including cash and cash equivalents in Venezuela, at an exchange rate of 197.3 VEF to U.S. Dollar (by comparison, the SICAD rate is 12.8 VEF per U.S. Dollar at June 30, 2015). We also recorded a charge of €27 million to reduce inventory held in Venezuela to the lower of cost or net realizable value, as due to pricing controls, we are unable to increase the VEF sales price in Venezuela to compensate for the devaluation. As a result, a total charge of €80 million was recorded within Cost of Sales for the three and six months ended June 30, 2015.

In accordance with our use of the SICAD I rate, we recorded a charge of €92 million within Cost of Sales for the six months ended June 30, 2014 related to the remeasurement of our VEF denominated net monetary assets.

As of June 30, 2015, we continue to control and therefore consolidate our Venezuelan operations.  We will continue to assess conditions in Venezuela, and if in the future we conclude that we no longer maintain control over our operations in Venezuela, we may incur a pre-tax charge of approximately €180 million using the current exchange rate of 197.3 VEF to USD. Refer to Note 25 in the accompanying Semi-Annual Consolidated Financial Statements included in this Semi-Annual Report for additional information.

APAC

	For the three months ended June 30,
(€ million, except shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	1,523	100.0%	1,522	100.0%	1	0.1%
Adjusted EBIT	47	3.1%	110	7.2%	(63)	(57.3)%
Shipments	46	—	54	—	(8)	(14.8)%

	For the six months ended June 30,
(€ million, except shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	3,035	100.0%	3,019	100.0%	16	0.5%
Adjusted EBIT	112	3.7%	245	8.1%	(133)	(54.3)%
Shipments	93	—	108	—	(15)	(13.9)%

Three months ended June 30, 2015
Net revenues
APAC Net revenues for the three months ended June 30, 2015 were €1.5 billion, consistent with Net revenues for the three months ended June 30, 2014. However, Net revenues were 11.8 percent lower at constant currency.
The 14.8 percent decrease in shipments from 54 thousand units for the three months ended June 30, 2014 to 46 thousand units for the three months ended June 30, 2015, was primarily due to heightened competition in China.

Adjusted EBIT
APAC Adjusted EBIT for the three months ended June 30, 2015 was €47 million, a decrease of €63 million, or 57.3 percent from €110 million for the three months ended June 30, 2014.
The decrease in APAC Adjusted EBIT was primarily attributable to (i) lower volumes and mix resulting from increased competition in China, (ii) unfavorable net pricing primarily due to foreign currency effects for vehicle sales in Australia as well as increased incentives in China, partially offset by (iii) a reduction in marketing costs and (iv) favorable foreign currency translation effects.

Six months ended June 30, 2015
Net revenues
APAC Net revenues for the six months ended June 30, 2015 were €3.0 billion, consistent with Net revenues for the six months ended June 30, 2014. However, Net revenues were 14.5 percent lower at constant currency.
The 13.9 percent decrease in shipments from 108 thousand units for the six months ended June 30, 2014 to 93 thousand units for the six months ended June 30, 2015, was primarily due to challenging market conditions and competitive market actions in China.

Adjusted EBIT
APAC Adjusted EBIT for the six months ended June 30, 2015 was €112 million, a decrease of €133 million, or 54.3 percent from €245 million for the six months ended June 30, 2014.
The decrease in APAC Adjusted EBIT was primarily attributable to (i) lower volumes/mix impact, (ii) unfavorable net pricing primarily due to foreign currency effects for vehicle sales in Australia as well as increased incentives in China, partially offset by (iii) lower Selling, general and administrative costs as a result of reduced marketing costs.
EMEA

	For the three months ended June 30,
(€ million, except shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	5,470	100.0%	4,610	100.0%	860	18.7%
Adjusted EBIT	57	1.0%	—	—	57	n.m.(1)
Shipments	322	—	286	—	36	12.6%
__________________________
(1) Number is not meaningful.

	For the six months ended June 30,
(€ million, except shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	10,154	100.0%	8,951	100.0%	1,203	13.4%
Adjusted EBIT	82	0.8%	(72)	(0.8)%	154	n.m.(1)
Shipments	593	—	545	—	48	8.8%
__________________________
(1) Number is not meaningful.
Three months ended June 30, 2015
Net revenues
EMEA Net revenues for the three months ended June 30, 2015 were €5.5 billion, an increase of €860 million, or 18.7 percent, from €4.6 billion for the three months ended June 30, 2014.
The €860 million increase in EMEA Net revenues was mainly attributable to increased volume, favorable product mix, improved net pricing, and favorable foreign exchange effects.
In particular, the 12.6 percent increase in vehicle shipments, from 286 thousand units for the three months ended June 30, 2014, to 322 thousand units for the three months ended June 30, 2015, was largely driven by the all-new Fiat 500X and all-new 2015 Jeep Renegade.

Adjusted EBIT
EMEA Adjusted EBIT for the three months ended June 30, 2015 was €57 million, an improvement from break-even Adjusted EBIT for the three months ended June 30, 2014.
The increase in EMEA Adjusted EBIT was primarily attributable to the combination of (i) a favorable volume/mix impact of €132 million reflecting the continued success of the Fiat 500 family and Jeep brand, specifically from the all-new Fiat 500X and the all-new 2015 Jeep Renegade, partially offset by (ii) a €21 million increase in sales and marketing spending to support the Jeep brand growth and the launch of the all-new Fiat 500X and (iii) a €70 million increase in industrial costs, reflecting higher costs for imported vehicles from the U.S. due to a weaker Euro, partially offset by cost efficiencies.
Six months ended June 30, 2015
Net revenues
EMEA Net revenues for the six months ended June 30, 2015 were €10.2 billion, an increase of €1.2 billion, or 13.4 percent, from €9.0 billion for the six months ended June 30, 2014.
The €1.2 billion increase in EMEA Net revenues was mainly attributable to increased volume, positive net pricing, favorable product mix, primarily driven by the all-new Fiat 500X and the all-new 2015 Jeep Renegade and favorable foreign exchange effects.
In particular, the 8.8 percent increase in vehicle shipments, from 545 thousand units for the six months ended June 30, 2014, to 593 thousand units for the six months ended June 30, 2015, was largely driven by the Fiat 500 family and the Jeep brand.
Adjusted EBIT
EMEA Adjusted EBIT for the six months ended June 30, 2015 was €82 million, an improvement of €154 million from negative €72 million for the six months ended June 30, 2014.
The increase in EMEA Adjusted EBIT was primarily attributable to the combination of (i) a favorable volume/mix impact of €238 million reflecting the continued success of the Fiat 500 family and Jeep brand and more specifically from the all-new Fiat 500X and the all-new 2015 Jeep Renegade, (ii) a €70 million impact from improvement in net pricing, partially offset by (iii) a €60 million increase in sales and marketing spending to support the Jeep brand growth and the launch of the all-new Fiat 500X and (iv) a €101 million increase in industrial costs, reflecting higher costs for U.S. imported vehicles due to weaker Euro, partially offset by purchasing savings and manufacturing efficiencies.
Ferrari

	For the three months ended June 30,
(€ million, except shipments which are in units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	766	100.0%	729	100.0%	37	5.1%
Adjusted EBIT	124	16.2%	105	14.4%	19	18.1%
Shipments	2,059	—	1,936	—	123	6.4%

	For the six months ended June 30,
(€ million, except shipments which are in units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	1,387	100.0%	1,349	100.0%	38	2.8%
Adjusted EBIT	224	16.1%	185	13.7%	39	21.1%
Shipments	3,694	—	3,668	—	26	0.7%

Three months ended June 30, 2015
Net Revenues
For the three months ended June 30, 2015, Ferrari Net revenues increased €37 million, or 5.1 percent, from the three months ended June 30, 2014, to €766 million, as a result of higher volumes and a favorable product mix, partially offset by lower sales of engines to Maserati.
Adjusted EBIT
Ferrari Adjusted EBIT for the three months ended June 30, 2015, was €124 million, an increase of €19 million, or 18.1 percent from €105 million for the three months ended June 30, 2014. The increase in Adjusted EBIT was primarily attributable to increased volumes, improved product mix and favorable foreign currency transaction effects.
Six months ended June 30, 2015
Net Revenues
For the six months ended June 30, 2015, Ferrari Net revenues of €1,387 million increased €38 million, or 2.8 percent from €1,349 million for the six months ended June 30, 2014. The increase was primarily attributable to an increase in volumes, positive product mix and favorable foreign currency exchange effects, partially offset by lower sales of engines to Maserati.
Adjusted EBIT
Ferrari Adjusted EBIT for the six months ended June 30, 2015, was €224 million, an increase of €39 million, or 21.1 percent from €185 million for the six months ended June 30, 2014. The increase in Adjusted EBIT primarily reflected an increase in volumes, favorable product mix and favorable foreign currency transaction effects.
Maserati

	For the three months ended June 30,
(€ million, except shipments which are in units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	610	100.0%	738	100.0%	(128)	(17.3)%
Adjusted EBIT	43	7.0%	61	8.3%	(18)	(29.5)%
Shipments	8,281	—	9,491	—	(1,210)	(12.7)%

	For the six months ended June 30,
(€ million, except shipments which are in units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	1,133	100.0%	1,387	100.0%	(254)	(18.3)%
Adjusted EBIT	79	7.0%	120	8.7%	(41)	(34.2)%
Shipments	15,587	—	17,532	—	(1,945)	(11.1)%

Three months ended June 30, 2015
Net revenues
For the three months ended June 30, 2015, Maserati Net revenues were €610 million, reflecting a decrease of €128 million, or 17.3 percent (29.0 percent at constant currency), from €738 million for the three months ended June 30, 2014. The decrease was primarily driven by the decrease in vehicle shipments from 9,491 units for the three months ended June 30, 2014 to 8,281 units for the three months ended June 30, 2015, resulting from weaker demand in China and unfavorable product mix.
Adjusted EBIT
Maserati Adjusted EBIT for the three months ended June 30, 2015 was €43 million, reflecting a decrease of €18 million, or 29.5 percent, from €61 million for the three months ended June 30, 2014. The decrease was due to the decrease in volume described above, unfavorable mix and net pricing, partially offset by a reduction in Selling, general and administrative costs and cost efficiencies.
Six months ended June 30, 2015
Net revenues
For the six months ended June 30, 2015, Maserati Net revenues were €1,133 million, reflecting a decrease of €254 million, or 18.3 percent (29.1 percent at constant currency), from €1,387 million for the six months ended June 30, 2014. The decrease was primarily driven by a decrease in vehicle shipments from 17,532 units for the six months ended June 30, 2014 to 15,587 units for the six months ended June 30, 2015, resulting from weaker demand in China and an unfavorable product mix.
Adjusted EBIT
Maserati Adjusted EBIT for the six months ended June 30, 2015 was €79 million, reflecting a decrease of €41 million, or 34.2 percent, from €120 million for the six months ended June 30, 2014. The decrease was due to lower volumes described above and unfavorable product mix and net pricing, partially offset by a reduction in Selling, general and administrative costs and cost efficiencies.

Components

	For the three months ended June 30,
(€ million, except percentages)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Magneti Marelli
Net revenues	1,868		1,592		276	17.3%
Adjusted EBIT	76		55		21	38.2%
Comau
Net revenues	532		336		196	58.3%
Adjusted EBIT	20		11		9	81.8%
Teksid
Net revenues	172		166		6	3.6%
Adjusted EBIT	—		(1)		1	100.0%
Intrasegment eliminations
Net revenues	(23)		(21)		(2)	9.5%
Components
Net revenues	2,549	100.0%	2,073	100.0%	476	23.0%
Adjusted EBIT	96	3.8%	65	3.1%	31	47.7%

	For the six months ended June 30,
(€ million, except percentages)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Magneti Marelli
Net revenues	3,675		3,166		509	16.1%
Adjusted EBIT	132		98		34	34.7%
Comau
Net revenues	1,000		697		303	43.5%
Adjusted EBIT	31		20		11	55.0%
Teksid
Net revenues	352		328		24	7.3%
Adjusted EBIT	1		(5)		6	n.m.(1)
Intrasegment eliminations
Net revenues	(43)		(37)		(6)	16.2%
Components
Net revenues	4,984	100.0%	4,154	100.0%	830	20.0%
Adjusted EBIT	164	3.3%	113	2.7%	51	45.1%
_________________________
(1) Number is not meaningful.

Net revenues
Components Net revenues for the three months ended June 30, 2015 were €2.5 billion, an increase of €476 million, or 23.0 percent (18.4 percent at constant currency), from the three months ended June 30, 2014.
Components Net revenues for the six months ended June 30, 2015 were €5.0 billion, an increase of €830 million, or 20.0 percent (15.1 percent at constant currency), from the six months ended June 30, 2014.

Magneti Marelli
The increase in Magneti Marelli Net revenues for the three and six months ended June 30, 2015 compared to the three and six months ended June 30, 2014 primarily reflected increased volumes and positive performance for the lighting and electronic systems businesses.
Comau
The increase in Comau Net revenues for the three and six months ended June 30, 2015 compared to the three and six months ended June 30, 2014 was mainly attributable to the body assembly (previously known as body welding) and robotics businesses.
Teksid
The increase in Teksid Net revenues for the three and six months ended June 30, 2015 compared to the three and six months ended June 30, 2014 was primarily attributable to an increase in aluminum business volumes, partially offset by a decrease in cast iron business volumes.
For the three months ended June 30, 2015, there was an 18 percent increase in aluminum business volumes, partially offset by a 7 percent decrease in cast iron business volumes compared to the three months ended June 30, 2014.
Adjusted EBIT
Components Adjusted EBIT for the three months ended June 30, 2015 was €96 million, an increase of €31 million or 47.7 percent, from €65 million for the three months ended June 30, 2014.
Components Adjusted EBIT for the six months ended June 30, 2015 was €164 million, an increase of €51 million or 45.1 percent, from €113 million for the six months ended June 30, 2014.
Magneti Marelli
The increase in Magneti Marelli Adjusted EBIT for the three and six months ended June 30, 2015 compared to the three and six months ended June 30, 2014, primarily related to higher volumes and the benefit of cost containment actions and efficiencies, partially offset by start-up costs related to the Pernambuco plant.
Comau
The increase in Comau Adjusted EBIT for the three and six months ended June 30, 2015 compared to the three and six months ended June 30, 2014, was primarily attributable to the body assembly (previously known as body welding) and robotics operations.
Teksid
The increase in Teksid Adjusted EBIT for the three and six months ended June 30, 2015 compared to the three and six months ended June 30, 2014, was primarily attributable to increased volumes from the aluminum business and favorable foreign exchange rate effects.

Liquidity and Capital Resources

Total Available Liquidity
In June 2015, FCA entered into a new €5.0 billion syndicated revolving credit facility ("RCF"), which is for general corporate purposes and the working capital needs of the Group. The RCF replaces and expands the €2.1 billion 3-year revolving credit facility entered into by FCA on June 21, 2013 and will replace the U.S.$1.3 billion 5-year revolving credit facility of FCA US that will expire on May 24, 2016. The RCF is available in two tranches. As of June 30, 2015, the first tranche of €2.5 billion was available. The first tranche matures in July 2018 and has two extension options (1-year and 11-months, respectively) which are exercisable on the first and second anniversary of signing. The second tranche, which consists of an additional €2.5 billion, matures in June 2020 and will be available upon termination of the U.S.$1.3 billion FCA US revolving credit facility and the elimination of the restrictions under FCA US’s financing documentation on the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group (refer to Note 27 of the 2014 Consolidated Financial Statements included within our 2014 Annual Report for more detail on the restrictions). The covenants of the RCF include financial covenants (Net Debt/Adjusted EBITDA and Adjusted EBITDA/Net Interest ratios related to industrial activities) and negative pledge, pari passu, cross default and change of control clauses. The failure to comply with these covenants and, in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts.
On June 29, 2015, FCA, the European Investment Bank ("EIB") and SACE finalized a €600 million loan earmarked to support the Group's automotive research, development and production plans for 2015 to 2017 which includes studies for efficient vehicle technologies for vehicle safety and new vehicle architectures. The three-year loan due July 2018 provided by EIB, which is also 50 percent guaranteed by SACE, relates to FCA’s production and research and development sites in both northern and southern Italy. The loan was undrawn at June 30, 2015.
At June 30, 2015, our total available liquidity was €25.4 billion (€26.2 billion at December 31, 2014), including €21.1 billion of cash and cash equivalents, €0.2 billion current securities and €4.0 billion available under undrawn committed credit lines related to (i) the first tranche of the new RCF of €2.5 billion, (ii) the U.S.$1.3 billion (approximately €1.2 billion) revolving credit facility of FCA US expiring May 2016 and (iii) €0.4 billion of other revolving facilities available to FCA treasury. The terms of FCA US's revolving credit facility require FCA US to maintain a minimum liquidity of U.S.$3.0 billion (€2.7 billion), which includes any undrawn amounts under FCA US's revolving credit facility. Total available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates.
The following table summarizes our total available liquidity:

(€ million)	At June 30, 2015	At December 31, 2014
Cash, cash equivalents and current securities (1)	21,349	23,050
Undrawn committed credit lines (2)	4,017	3,171
Total available liquidity (3)	25,366	26,221
_____________________________

(1)
At June 30, 2015, current securities comprise €232 million (€210 million as of December 31, 2014) of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may not be able to be readily converted into cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).

(2)
Excludes the undrawn €0.6 billion medium/long-term dedicated credit lines available to fund scheduled investments as of June 30, 2015 (€0.9 billion was undrawn at December 31, 2014), the undisbursed €0.4 billion on the Mexico Bank Loan as of June 30, 2015 (€0 at December 31, 2014), which can be drawn subject to meeting the preconditions for additional disbursements and also excludes the new EIB term loan of €0.6 billion due July 2018 that was undrawn at June 30, 2015 (€0 at December 31, 2014).

(3)
The majority of our liquidity is available to our treasury operations in Europe, U.S. (subject to the restrictions on FCA US distributions as discussed in the 2014 Annual Report) and Brazil; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions have an adverse impact on the Group’s ability to meet its liquidity requirements at the dates represented above.

Our liquidity is principally denominated in U.S. Dollar and in Euro. Out of the total €21.3 billion of cash, cash equivalents and current securities available at June 30, 2015 (€23.0 billion at December 31, 2014), €12.2 billion, or 57 percent were denominated in U.S. Dollar (€10.6 billion, or 46 percent, at December 31, 2014) and €3.9 billion, or 18 percent, were denominated in Euro (€6.2 billion, or 27 percent, at December 31, 2014). Liquidity available in Brazil and denominated in Brazilian Reals accounted for €0.7 billion or 3 percent at June 30, 2015 (€1.6 billion, or 7 percent, at December 31, 2014), with the remainder being distributed in various countries and denominated in the relevant local currencies.
The decrease in total available liquidity from December 31, 2014 to June 30, 2015 reflects the payment of a €1.5 billion bond at maturity and the reduction of the draw down of bank facilities, partially offset by positive foreign exchange translation effects and the increase in available committed lines; the cash provided by the operations was substantially equal to the cash used in investing activities. Refer to the —Cash Flows section below for additional information regarding the change in cash and cash equivalents.
Cash Flows
The following table summarizes the cash flows of operating, investing and financing activities for the six months ended June 30, 2015 and 2014. For a complete discussion of our cash flows, see our Consolidated Statements of Cash Flows included elsewhere in this Semi-Annual Report.

	For the six months ended June 30,
(€ million)	2015	2014
Cash and cash equivalents at beginning of the period	22,840	19,455
Cash flows from operating activities	4,069	3,778
Cash flows used in investing activities	(4,051)	(3,428)
Cash flows used in financing activities	(2,511)	(1,375)
Translation exchange differences	770	85
Total change in cash and cash equivalents	(1,723)	(940)
Cash and cash equivalents at end of the period	21,117	18,515
Operating Activities — Six months ended June 30, 2015
For the six months ended June 30, 2015, cash flows from operating activities were €4,069 million and were primarily the result of:

(i)	Net profit of €425 million adjusted to add back €2,822 million for depreciation and amortization expense;

(ii)	a net increase of €589 million in provisions, mainly related to net adjustments to warranties for NAFTA and higher accrued sales incentives, primarily to support increased sales volumes in NAFTA; and

(iii)	€114 million of dividends received from jointly-controlled entities.
These positive cash flows were partially offset by:

(iv)
the negative impact of the change in working capital of €261 million primarily driven by (a) €1,383 million increase in inventories, in line with the trend in production and sales volumes for the period, (b) €550 million increase in trade receivables primarily as a result of the limited plant activity at December 31, 2014 due to the holiday shutdown and (c) €184 million increase in net other current assets and liabilities, which were partially offset by (d) €1,856 million increase of trade payables, mainly related to increased production in NAFTA and EMEA as a result of increased consumer demand for our vehicles in addition to the holiday shutdown and related limited plant activity at December 31, 2014.

Operating Activities — Six months ended June 30, 2014
For the six months ended June 30, 2014, cash flows from operating activities were €3,778 million and were primarily the result of:

(i)
Net profit of €24 million adjusted to add back (a) €2,359 million for depreciation and amortization expense and (b) other non-cash items of €233 million, which mainly included (i) €366 million related to the non-cash portion of the expense recognized in connection with the execution of the UAW MOU entered into by FCA US in January 2014 (ii) €92 million remeasurement charge recognized as a result of the Group’s change in the exchange rate used to remeasure its Venezuelan subsidiary’s net monetary assets in U.S. Dollars which were partially offset by (iii) the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned;

(ii)
a net increase of €721 million in provisions, mainly related to (i) an increase in accrued sales incentives, primarily due to an increase in retail incentives as well as an increase in dealer stock levels as of June 30, 2014 compared to December 31, 2013 to support increased sales volumes in NAFTA, and (ii) net adjustments to warranties, including those related to recall campaigns; and

(iii)	€59 million of dividends received from jointly-controlled entities.
The decrease in working capital generated cash of €180 million for the six months ended June 30, 2014 and was primarily driven by (a) €1,339 million increase in trade payables mainly related to increased production in NAFTA and EMEA, which was partially offset by (b) €646 million increase in inventory due to increased finished vehicles levels for all geographic regions and luxury brands, (c) €476 million increase in trade receivables, principally in NAFTA due to increased shipments at the end of June 2014 as compared to the end of December 2013 as a result of the annual plant shutdowns in December 2013, and (d) €37 million decrease in net other current assets and liabilities.
Investing Activities — Six months ended June 30, 2015
For the six months ended June 30, 2015, cash flows used in investing activities were €4,051 million, primarily as a result of:

(i)
€4,293 million of capital expenditures, including €1,296 million of capitalized development costs, to support investments in existing and future products. Capital expenditure primarily relates to the car mass-market operations in NAFTA and EMEA, investment in Alfa Romeo and the completion of the Pernambuco plant; partially offset by

(ii)	a €320 million net decrease in receivables from financing activities primarily related to the decreased lending portfolio of the financial services activities of the Group.
Investing Activities — Six months ended June 30, 2014
For the six months ended June 30, 2014, cash flows used in investing activities were €3,428 million, primarily as a result of:

(i)
€3,233 million of capital expenditures, including €985 million of capitalized development costs that supported investments in existing and future products. Capital expenditures primarily related to the car mass-market operations in NAFTA and EMEA and the ongoing construction of the Pernambuco plant; and

(ii)	€280 million of a net increase in receivables from financing activities primarily related to the increased lending portfolio of the financial services activities of the Group.

Financing Activities —Six months ended June 30, 2015
For the six months ended June 30, 2015, cash flows used in financing activities were €2,511 million and were primarily as a result of:

(i)	proceeds from the issuance of U.S.$3.0 billion (€2.8 billion) total principal amount of unsecured senior notes due in 2020 and 2023,

(ii)
proceeds from new medium-term borrowings for a total of €1,892 million which include the initial disbursement received of €0.4 billion under a new non-revolving loan agreement of U.S.$0.9 billion (€0.8 billion) as part of FCA Mexico's refinancing transaction completed in March 2015, and other financing transactions, primarily in Brazil.

These items were partially offset by:

(iii)
the prepayment of the FCA US secured senior notes due 2019 for a total principal amount of €2,518 million and the repayment on maturity of a note issued under the Global Medium Term Note Program (“GMTN Program”) for a total principal amount of €1,500 million; and

(iv)
the payment of medium-term borrowings for a total of €2,743 million, which include the repayment on maturity of the EIB loan of €250 million, the repayment of our Mexican development banks credit facilities of €414 million as part of FCA Mexico's refinancing transaction completed in March 2015, and other financing transactions, primarily in Brazil.

Financing Activities —Six months ended June 30, 2014
For the six months ended June 30, 2014, cash flows used in financing activities were €1,375 million and were primarily the result of:

(i)
cash payments to the UAW Retiree Medical Benefits Trust, (the "VEBA Trust") for the acquisition of non-controlling interest of €2,691 million relating to the acquisition of the remaining 41.5 percent ownership interest in FCA US previously not owned;

(ii)
payment of medium-term borrowings for a total of €4,660 million, mainly related to the prepayment of all amounts of the outstanding financial liability with the VEBA Trust, (the “VEBA Trust Note”) amounting to approximately U.S.$5 billion (€3.6 billion), including accrued and unpaid interest;

These items were partially offset by:

(iii)
proceeds from bond issuances for a total amount of €3,010 million which included (a) €1.0 billion of notes issued as part of the GMTN Program and (b) €2.0 billion of secured senior notes issued by FCA US as part of the refinancing transaction to facilitate the prepayment of the VEBA Trust Note;

(iv)
proceeds from new medium-term borrowings for a total of €2,840 million, which included the incremental term loan entered into by FCA US of U.S.$250 million (€181 million) under its existing tranche B term loan facility, the additional U.S.$1.75 billion (€1.3 billion) tranche B term loan credit facility entered into by FCA US as part of the refinancing transaction to facilitate the prepayment of the VEBA Trust Note, and new medium-term borrowings in Brazil.

The translation exchange differences for the six months ended June 30, 2015 were €770 million and mainly reflect the increase in the Euro-translated value of cash and cash equivalent balances denominated in U.S. Dollar, due to the strengthening of the U.S. Dollar.

Net Industrial Debt
The following table details our Net Debt at June 30, 2015 and December 31, 2014 and provides a reconciliation of this non-GAAP measure to Debt, the most directly comparable measure included in our Consolidated Statements of Financial Position.
Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net Debt between industrial activities and financial services.

The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities, such as raising funding in the market and financing Group companies, but do not, however, provide financing to third parties. Financial services includes companies that provide retail and dealer finance, leasing and rental services in support of the car mass-market brands in certain geographical segments, and for the luxury brands.

All FCA US activities are included under industrial activities. Since FCA US’s cash management activities are managed separately from the rest of the Group, we also provide the analysis of Net Industrial Debt split between FCA excluding FCA US, and FCA US.

	June 30, 2015					December 31, 2014
	Industrial Activities			Financial Services	Consolidated	Industrial Activities			Financial Services	Consolidated
(€ million)	Total	FCA ex FCA US	FCA US			Total	FCA ex FCA US	FCA US
Third Parties Debt (Principal)	(30,593)	(22,090)	(8,503)	(1,512)	(32,105)	(31,381)	(21,011)	(10,370)	(1,980)	(33,361)
Capital Market(1)	(16,694)	(13,941)	(2,753)	(413)	(17,107)	(17,378)	(12,473)	(4,905)	(351)	(17,729)
Bank Debt	(11,866)	(7,081)	(4,785)	(913)	(12,779)	(11,904)	(7,484)	(4,420)	(1,216)	(13,120)
Other Debt(2)	(2,033)	(1,068)	(965)	(186)	(2,219)	(2,099)	(1,054)	(1,045)	(413)	(2,512)
Accrued interest and other adjustments(3)	(192)	(126)	(66)	(1)	(193)	(362)	(200)	(162)	(1)	(363)
Debt with third Parties	(30,785)	(22,216)	(8,569)	(1,513)	(32,298)	(31,743)	(21,211)	(10,532)	(1,981)	(33,724)
Intercompany financial receivables/payables (net)(4)	1,527	1,582	(55)	(1,527)	—	1,453	1,515	(62)	(1,453)	—
Current financial receivables from jointly-controlled financial services companies (5)	72	72	—	—	72	58	58	—	—	58
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(29,186)	(20,562)	(8,624)	(3,040)	(32,226)	(30,232)	(19,638)	(10,594)	(3,434)	(33,666)
Other financial assets/(liabilities) (net)(6)	41	(143)	184	4	45	(229)	(251)	22	(4)	(233)
Current securities	202	202	—	30	232	180	180	—	30	210
Cash and cash equivalents	20,922	10,494	10,428	195	21,117	22,627	10,653	11,974	213	22,840
Net Debt	(8,021)	(10,009)	1,988	(2,811)	(10,832)	(7,654)	(9,056)	1,402	(3,195)	(10,849)

(1)
Includes bonds (€16,206 million at June 30, 2015 and €16,980 million at December 31, 2014), the financial liability component of the mandatory convertible securities (€405 million at June 30, 2015 and €373 million at December 31, 2014) and other securities (€496 million at June 30, 2015 and €376 million at December 31, 2014) issued in financial markets, mainly from LATAM financial services companies.

(2)
Includes Canadian HCT notes (€551 million at June 30, 2015 and €620 million at December 31, 2014), asset backed financing, i.e. sales of receivables for which de-recognition is not allowed under IFRS (€258 million at June 30, 2015 and €469 million at December 31, 2014), arrangements accounted for as a lease under IFRIC 4 -Determining whether an arrangement contains a lease, and other financial payables.

(3)
Includes adjustments for fair value accounting on debt (€55 million at June 30, 2015 and €67 million at December 31, 2014) and (accrued)/deferred interest and other amortizing cost adjustments (€138 million at June 30, 2015 and €296 million net at December 31, 2014).

(4)
Net amount between Industrial Activities financial receivables due from Financial Services (€1,623 million at June 30, 2015 and €1,595 million at December 31, 2014) and Industrial Activities financial payables due to Financial Services (€96 million at June 30, 2015 and €142 million at December 31, 2014).

(5)	Financial receivables due from FCA Bank.

(6)
Fair value of derivative financial instruments (net positive €2 million at June 30, 2015 and net negative €271 million at December 31, 2014) and collateral deposits (€43 million at June 30, 2015 and €38 million at December 31, 2014).

Change in Net Industrial Debt
Net Industrial Debt (i.e. Net Debt of Industrial Activities) is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance. The following section sets forth an explanation of the changes in our Net Industrial Debt for the six months ended June 30, 2015.
In the six months ended June 30, 2015, Net Industrial Debt increased by €367 million, from €7,654 million at December 31, 2014 to €8,021 million at June 30, 2015. The increase in Net Industrial Debt was primarily driven by:

•
cash flow from industrial operating activities of €4,063 million which represents the majority of the consolidated cash flow from operating activities of €4,069 million (see the —Cash Flows section above for an explanation of the drivers in consolidated cash flows from operating activities), more than offset by:

•	investments in industrial activities of €4,292 million representing investments in property, plant and equipment and intangible assets.
Capital Market
At June 30, 2015 and December 31, 2014, capital market debt mainly relates to notes issued under the GMTN Program by the Group (excluding FCA US), the secured senior notes of FCA US, the financial liability component of the mandatory convertible securities and short and medium-term marketable financial instruments issued by various subsidiaries, principally in LATAM. At June 30, 2015, capital market debt also includes a total principle amount of U.S.$3.0 billion (€2.8 billion) of unsecured senior debt securities issued by FCA in April 2015, as described below.
On May 14, 2015, FCA US prepaid its 8% secured senior notes due June 15, 2019 with an aggregate principal outstanding amount of U.S.$2,875 million (€2,518 million) at a price equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of $3.1 billion (€2.7 billion) was made with cash on hand at FCA US.

In April 2015, FCA issued U.S.$1.5 billion (€1.4 billion) principal amount of 4.500% unsecured senior debt securities due April 15, 2020 (the “Initial 2020 Notes”) and U.S.$1.5 billion (€1.4 billion) principal amount of 5.250% unsecured senior debt securities due April 15, 2023 (the “Initial 2023 Notes”) at an issue price of 100.0 percent of their principal amount. The Initial 2020 Notes and the Initial 2023 Notes, collectively referred to as “the Initial Notes”, rank pari passu in right of payment with respect to all of FCA's existing and future senior unsecured indebtedness and senior in right of payment to any of FCA's future subordinated indebtedness and existing indebtedness, which is by its terms subordinated in right of payment to the Initial Notes.

On June 17, 2015, subject to the terms and conditions set forth in our prospectus, we commenced an offer to exchange up to $1.5 billion aggregate principal amount of new 4.500% unsecured senior debt securities due 2020 registered under the Securities Act of 1933 ("2020 Notes"), for any and all of our outstanding Initial 2020 Notes issued on April 14, 2015, and up to $1.5 billion aggregate principal amount of new 5.250% unsecured senior debt securities due 2023 registered under the Securities Act of 1933 ("2023 Notes"), for any and all of our outstanding Initial 2023 Notes issued on April 14, 2015. The 2020 Notes and the 2023 Notes, collectively referred to as "the Notes", are identical in all material respects to the Initial Notes, except that the Notes do not contain restrictions on transfer. The exchange offer expired on July 23, 2015. Substantially all of the Initial Notes were tendered for the Notes.

The following table sets forth our outstanding bonds at June 30, 2015 and December 31, 2014.

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	June 30, 2015	December 31, 2014
Global Medium Term Notes:					(€ million)
Fiat Chrysler Finance Europe S.A.	EUR	1,500	6.875%	February 13, 2015	—	1,500
Fiat Chrysler Finance Europe S.A.	CHF	425	5.000%	September 7, 2015	408	353
Fiat Chrysler Finance Europe S.A.	EUR	1,000	6.375%	April 1, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A.	EUR	1,000	7.750%	October 17, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A.	CHF	400	5.250%	November 23, 2016	384	333
Fiat Chrysler Finance Europe S.A.	EUR	850	7.000%	March 23, 2017	850	850
Fiat Chrysler Finance North America Inc.	EUR	1,000	5.625%	June 12, 2017	1,000	1,000
Fiat Chrysler Finance Europe S.A.	CHF	450	4.000%	November 22, 2017	432	374
Fiat Chrysler Finance Europe S.A.	EUR	1,250	6.625%	March 15, 2018	1,250	1,250
Fiat Chrysler Finance Europe S.A.	EUR	600	7.375%	July 9, 2018	600	600
Fiat Chrysler Finance Europe S.A.	CHF	250	3.125%	September 30, 2019	240	208
Fiat Chrysler Finance Europe S.A.	EUR	1,250	6.750%	October 14, 2019	1,250	1,250
Fiat Chrysler Finance Europe S.A.	EUR	1,000	4.750%	March 22, 2021	1,000	1,000
Fiat Chrysler Finance Europe S.A.	EUR	1,350	4.750%	July 15, 2022	1,350	1,350
Others	EUR	7			7	7
Total Global Medium Term Notes					10,771	12,075
Other bonds:
FCA US (Secured Senior Notes)	U.S.$	2,875	8.000%	June 15, 2019	—	2,368
FCA US (Secured Senior Notes)	U.S.$	3,080	8.250%	June 15, 2021	2,753	2,537
FCA	U.S.$	1,500	4.500%	April 15, 2020	1,341	—
FCA	U.S.$	1,500	5.250%	April 15, 2023	1,341	—
Total other bonds					5,435	4,905
Hedging effect and amortized cost valuation					502	668
Total bonds					16,708	17,648
Bank Debt
Bank debt principally comprises amounts due under (i) the senior credit facilities of FCA US of €4.3 billion at June 30, 2015 (€4.0 billion at December 31, 2014), (ii) financial liabilities of the Brazilian operating entity (€4.8 billion at June 30, 2015 and €4.7 billion at December 31, 2014) relating to a number of financing arrangements with certain Brazilian development banks, primarily used to support capital expenditures, including those in our Pernambuco plant (approximately €1.4 billion at June 30, 2015), as well as to fund the financial services business in that country, (iii) loans provided by EIB (€0.7 billion at June 30, 2015 and €1.0 billion at December 31, 2014) to fund our investments and research and development costs, (iv) amounts drawn down by FCA treasury companies (excluding FCA US) under short and medium term credit facilities (€1.1 billion at June 30, 2015 and €1.4 billion at December 31, 2014) and (v) amounts outstanding relating to financing arrangements of FCA Mexico amounting to €0.4 billion at June 30, 2015 (€0.4 billion was outstanding relating to financing arrangements of FCA Mexico with certain Mexican development banks at December 31, 2014).

Other Debt
At June 30, 2015, Other debt mainly relates to the principle balance of the unsecured Canadian Health Care Trust notes, or HCT Notes, totaling €551 million (€620 million at December 31, 2014 ), which represents FCA US’s Canadian subsidiary's financial liability to the Canadian Health Care Trust arising from the settlement of its obligations for postretirement health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada, or CAW (now part of Unifor), represented employees, retirees and dependents.
The remaining components of Other debt mainly relate to amounts outstanding under finance leases, amounts due to related parties and interest bearing deposits of dealers in Brazil.
At June 30, 2015, debt secured by assets of the Group, excluding FCA US, amounts to €826 million (€777 million at December 31, 2014), of which €378 million (€379 million at December 31, 2014) is due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America.
At June 30, 2015, debt secured by assets of FCA US amounts to €8,017 million (€9,881 million at December 31, 2014), and includes €7,192 million (€9,093 million at December 31, 2014) relating to FCA US's Secured Senior Notes and FCA US's senior credit facilities, €250 million (€251 million at December 31, 2014) was due to creditors for assets acquired under finance leases and other debt and financial commitments for €575 million (€537 million at December 31, 2014).

Important events during the first six months of 2015

In April 2015, the Pernambuco plant in Brazil was completed and began production of the Jeep Renegade for sale in the Latin American region.

In April 2015, FCA issued unsecured senior debt securities for a total principal amount of U.S.$3.0 billion (€2.8 billion) at an issue price of 100.0 percent of their principal amount, which rank pari passu in right of payment with respect to all of FCA’s existing and future senior unsecured indebtedness and senior in right of payment to any of FCA’s indebtedness which is by its terms subordinated to the unsecured senior debt securities.

On April 16, 2015, FCA’s new compensation arrangement for Italy was presented at a meeting with the trade unions. It was subsequently included into the new labor agreement on July 7, 2015 and was extended to all FCA companies in Italy. The compensation arrangement incentivizes all employees toward achievement of the productivity, quality and profitability targets established in the 2015-2018 business plan and is expected to cost approximately €600 million over the 4-year period by adding two additional elements to base pay:

•	an annual bonus calculated on the basis of production efficiencies achieved, and

•
a variable component linked to achievement of the financial targets established in the 2015-18 business plan for the EMEA region, including the activities of the premium brands Alfa Romeo and Maserati.

On May 14, 2015, FCA US prepaid its 8.0% secured senior notes due June 15, 2019 with an aggregate principal amount outstanding of U.S.$2,875 million (€2,518 million). Total price paid was equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of U.S.$3.1 billion (€2.7 billion) was made with cash on hand at FCA US.

In June 2015, FCA entered into a €5.0 billion syndicated revolving credit facility (“RCF”) which is for general corporate purposes and working capital needs of the Group. The RCF replaces and expands the €2.1 billion 3-year revolving credit facility entered into by FCA on June 21, 2013 and will replace the U.S.$1.3 billion 5-year revolving credit facility of FCA US that will expire on May 24, 2016. The RCF is available in two tranches. As of June 30, 2015, the first tranche of €2.5 billion was available. The first tranche matures in July 2018 and has two extension options (1-year and 11-month, respectively) exercisable on the first and second anniversary of signing. The second tranche, which consists of an additional €2.5 billion, matures in June 2020 and will be available upon termination of the FCA US revolving credit facility and the elimination of the restrictions under FCA US’s financing documentation on the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group (refer to Note 27 of the 2014 Consolidated Financial Statements included within FCA's Annual Report for more detail on the restrictions).

On June 29, 2015, FCA, EIB and SACE finalized a €600 million loan earmarked to support the Group's automotive research, development and production plans for 2015 to 2017 which includes studies for efficient vehicle technologies for vehicle safety and new vehicle architectures. The three-year loan due July 2018 provided by EIB, which is also 50 percent guaranteed by SACE, relates to FCA’s production and research and development sites in both northern and southern Italy. The loan was undrawn at June 30, 2015.
Giulia, a new model of Alfa Romeo, was unveiled to the international press at the newly renovated Alfa Romeo Historic Museum on June 24, 2015, the 105th anniversary date of the founding of Alfa Romeo in Milan.

Risks and Uncertainties

Except as discussed below, the Group believes that the risks and uncertainties identified for the second half of 2015 are in line with the main risks and uncertainties to which the Group is exposed and that was presented in the Form F-4 Registration Statement, as well as those Risk Factors identified and discussed in Item 3 of the Group's Form 20-F filed with the SEC on March 5, 2015 and in the 2014 Annual Report filed with the AFM on the same day. Those risks and uncertainties should be read in conjunction with this 2015 Semi-Annual Report.

Additional risks not known to the Group, or currently believed to be immaterial, could later turn out to have a material impact on the Group's businesses, targets, revenues, income, assets, liquidity or capital resources.

The risk factor titled “Product recalls and warranty obligations may result in direct costs, and loss of vehicle sales could have material effects on our business” appearing under the Risk Factors section of the Form F-4 Registration Statement (the “Form F-4 Registration Statement”) filed on May 19, 2015 with the Securities and Exchange Commission (the “SEC”) is hereby replaced and superseded in its entirety by the following:

Product recalls and warranty obligations may result in direct costs and loss of vehicle sales, which could have material adverse effects on our business.

We, and the U.S. automotive industry in general, have recently experienced a significant increase in recall activity to address performance, compliance or safety-related issues. The costs we incur to recall vehicles typically include the cost of replacement parts and labor to remove and replace parts, substantially depend on the nature of the remedy and the number of vehicles affected, and may arise many years after a vehicle’s sale. Product recalls may also harm our reputation and may cause consumers to question the safety or reliability of our products.

Any costs incurred, or lost vehicle sales, resulting from product recalls could materially adversely affect our financial condition and results of operations. Moreover, if we face consumer complaints, or we receive information from vehicle rating services that calls into question the safety or reliability of one of our vehicles and we do not issue a recall, or if we do not do so on a timely basis, our reputation may also be harmed and we may lose future vehicle sales.
We are also obligated under the terms of our warranty agreements to make repairs or replace parts in our vehicles at our expense for a specified period of time. Therefore, any failure rate that exceeds our assumptions may result in unanticipated losses.

In addition, compliance with U.S. regulatory requirements for product recalls has received heightened scrutiny recently and, in connection with the failure in three specified campaigns to provide an effective remedy, and noncompliance with various reporting requirements under the National Traffic and Motor Vehicle Safety Act of 1966, FCA US has recently agreed to pay substantial civil penalties, become subject to supervision and in certain instances been required to buy back vehicles as an additional alternative to a repair remedy. In considering the likelihood that vehicle owners will choose the repurchase alternative over the original repair remedy, the age, average wear and tear and mileage of the covered vehicles, the manner in which each covered vehicle class is typically used by owners, and the incremental costs owners will likely incur in acquiring a replacement vehicle, were all factors that were evaluated in order to assess likely costs and financial exposure. As a result, FCA US does not expect the net cost of providing these additional alternatives will be material to its financial position, liquidity or results of operations. However there can be no assurances that return rates will not exceed our expectations.  In addition, there can be no assurance that we will not be subject to additional regulatory inquiries and consequences in the future.

Outlook

The Group revised upward its full-year guidance:

•	Worldwide shipments at ~4.8 million units (from 4.8 to 5.0 million unit range);

•	Net revenues over €110 billion (from ~€108 billion);

•	Adjusted EBIT equal to or in excess of €4.5 billion (from €4.1 to €4.5 billion range);

•	Adjusted net profit(1) in €1.0 to €1.2 billion range, with Adjusted Basic EPS(1) in €0.64 to €0.77 range (unchanged);

•	Net Industrial Debt in €7.5 billion to €8.0 billion range (unchanged).
Figures do not include any impacts for the previously announced capital transactions regarding Ferrari.

(1) Adjusted net profit is calculated as Net profit excluding post-tax impacts of the same items excluded from Adjusted EBIT: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature. Adjusted basic EPS is calculated by adjusting basic EPS for the impact of the same items excluded from Adjusted EBIT.

SEMI-ANNNUAL CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AT JUNE 30, 2015

FIAT CHRYSLER AUTOMOBILES N.V.
CONSOLIDATED INCOME STATEMENTS
(UNAUDITED)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2015	2014	2015	2014
		(€ million)
Net revenues	(1)	29,228	23,328	55,624	45,453
Cost of sales	(2)	25,079	20,099	48,058	39,430
Selling, general and administrative costs	(3)	1,997	1,772	3,983	3,452
Research and development costs	(4)	732	601	1,459	1,227
Result from investments:	(5)	45	36	95	69
Share of the profit of equity method investees		41	28	85	52
Other income from investments		4	8	10	17
Gains on the disposal of investments		—	—	—	8
Restructuring costs/(reversal)		8	(2)	12	8
Other (expenses)/income	(6)	(109)	67	(67)	(182)
EBIT		1,348	961	2,140	1,231
Net financial expenses	(7)	627	506	1,233	999
Profit before taxes		721	455	907	232
Tax expense	(8)	388	258	482	208
Net profit		333	197	425	24
Net profit/(loss) attributable to:
Owners of the parent		320	175	398	(14)
Non-controlling interest		13	22	27	38
Basic earnings/(loss) per ordinary share (in €)	(9)	0.212	0.143	0.264	(0.012)
Diluted earnings/(loss) per ordinary share (in €)	(9)	0.212	0.142	0.264	(0.012)

The accompanying notes are an integral part of the Semi-Annual Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(UNAUDITED)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2015	2014	2015	2014
		(€ million)
Net profit (A)		333	197	425	24

Items that will not be reclassified to the Consolidated Income Statements in subsequent periods:	(16)
(Losses) on remeasurement of defined benefit plans		—	(16)	(67)	(18)
Related tax impact		17	2	33	1
Total items that will not be reclassified to the Consolidated Income Statements in subsequent periods (B1)		17	(14)	(34)	(17)

Items that may be reclassified to the Consolidated Income Statements in subsequent periods:	(16)
Gains/(losses) on cash flow hedging instruments		27	(215)	21	(272)
Gains/(losses) on available-for-sale financial assets		9	(16)	24	(11)
Exchange differences on translating foreign operations		(531)	133	902	184
Share of Other comprehensive (loss)/income for equity method investees		(29)	20	17	15
Related tax impact		(5)	70	(14)	85
Total items that may be reclassified to the Consolidated Income Statements in subsequent periods (B2)		(529)	(8)	950	1

Total Other comprehensive (loss)/income, net of tax (B1)+(B2)=(B)		(512)	(22)	916	(16)

Total Comprehensive (loss)/income (A)+(B)		(179)	175	1,341	8

Total Comprehensive (loss)/income attributable to:
Owners of the parent		(195)	154	1,310	(103)
Non-controlling interest		16	21	31	111

The accompanying notes are an integral part of the Semi-Annual Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
 (UNAUDITED)

	Note	At June 30, 2015	At December 31, 2014

		(€ million)
Assets
Intangible assets:	(10)	24,959	22,847
Goodwill and intangible assets with indefinite useful lives		15,183	14,012
Other intangible assets		9,776	8,835
Property, plant and equipment	(11)	28,008	26,408
Investments and other financial assets:		2,094	2,020
Investments accounted for using the equity method		1,537	1,471
Other investments and financial assets		557	549
Deferred tax assets	(8)	3,504	3,547
Other assets		128	114
Total Non-current assets		58,693	54,936
Inventories	(12)	12,283	10,449
Assets sold with a buy-back commitment		2,702	2,018
Trade receivables	(13)	3,207	2,564
Receivables from financing activities	(13)	3,516	3,843
Current tax receivables	(13)	292	328
Other current assets	(13)	2,815	2,761
Current financial assets:		1,164	761
Current investments		42	36
Current securities		232	210
Other financial assets	(14)	890	515
Cash and cash equivalents	(15)	21,117	22,840
Total Current assets		47,096	45,564
Assets held for sale		6	10
Total Assets		105,795	100,510
Equity and liabilities
Equity:	(16)	15,037	13,738
Equity attributable to owners of the parent		14,678	13,425
Non-controlling interest		359	313
Provisions:	(18)	22,084	20,372
Employee benefits		10,323	9,592
Other provisions		11,761	10,780
Deferred tax liabilities	(8)	278	233
Debt	(19)	32,298	33,724
Other financial liabilities	(14)	845	748
Other current liabilities	(20)	12,640	11,495
Current tax payables		186	346
Trade payables		22,427	19,854
Total Equity and liabilities		105,795	100,510

The accompanying notes are an integral part of the Semi-Annual Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

		For the six months ended June 30,
	Note	2015	2014
		(€ million)
Cash and cash equivalents at beginning of the period	(15)	22,840	19,455
Cash flows from operating activities:
Net profit for the period		425	24
Amortization and depreciation		2,822	2,359
Net losses/(gains) on disposal of tangible and intangible assets		7	(1)
Net (gains) on disposal of investments		—	(8)
Other non-cash items		94	233
Dividends received		114	59
Change in provisions		589	721
Change in deferred taxes		142	(58)
Change in items due to buy-back commitments		137	269
Change in working capital		(261)	180
Total		4,069	3,778
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(4,293)	(3,233)
Acquisitions and capital increases in joint ventures, associates and unconsolidated subsidiaries		(77)	(3)
Proceeds from the sale of tangible and intangible assets		9	21
Proceeds from disposal of other investments		—	7
Net change in receivables from financing activities		320	(280)
Change in current securities		3	49
Other changes		(13)	11
Total		(4,051)	(3,428)
Cash flows used in financing activities:
Issuance of bonds		2,840	3,010
Repayment of bonds		(4,018)	—
Issuance of other medium-term borrowings		1,892	2,840
Repayment of other medium-term borrowings		(2,743)	(4,660)
Net change in other financial payables and other financial assets/liabilities		(475)	168
Increase in share capital		10	3
Dividends paid		(17)	—
Distribution of certain tax obligations		—	(45)
Acquisition of non-controlling interest		—	(2,691)
Total		(2,511)	(1,375)
Translation exchange differences		770	85
Total change in Cash and cash equivalents		(1,723)	(940)
Cash and cash equivalents at end of the period	(15)	21,117	18,515

The accompanying notes are an integral part of the Semi-Annual Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Attributable to owners of the parent
	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interest	Total
	(€ million)
December 31, 2013	4,477	(259)	4,860	101	51	(13)	(757)	(134)	4,258	12,584
Capital increase	1	—	2	—	—	—	—	—	—	3
Share-based payments	—	—	1	—	—	—	—	—	—	1
Purchase of shares in subsidiaries from non-controlling interest	—	—	1,623	35	171	—	(518) (1)	—	(3,976)	(2,665)
Distribution of certain taxes paid	—	—	—	—	—	—	—	—	(45)	(45)
Net (loss)/profit	—	—	(14)	—	—	—	—	—	38	24
Other comprehensive income/(loss)	—	—	—	(184)	107	(11)	(17)	16	73	(16)
Other changes	—	—	4	—	—	—	—	—	—	4
June 30, 2014	4,478	(259)	6,476	(48)	329	(24)	(1,292)	(118)	348	9,890

	Attributable to owners of the parent
	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interest	Total
	(€ million)
At December 31, 2014	17	—	13,754	(69)	1,424	(37)	(1,578)	(86)	313	13,738
Capital increase	—	—	—	—	—	—	—	—	10	10
Dividends distributed	—	—	—	—	—	—	—	—	(2)	(2)
Share-based payments	—	—	30	—	—	—	—	—	—	30
Net profit	—	—	398	—	—	—	—	—	27	425
Other comprehensive income/(loss)	—	—	—	9	896	24	(34)	17	4	916
Other changes	—	—	(87)	—	—	—	—	—	7	(80)
At June 30, 2015	17	—	14,095	(60)	2,320	(13)	(1,612)	(69)	359	15,037
(1) The €518 million relates to the 41.5 percent interest in FCA US's remeasurement of defined benefit plans reserve of €1,248 million upon FCA's acquisition of the 41.5 percent remaining interest in FCA US it did not previously own.

The accompanying notes are an integral part of the Semi-Annual Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Corporate Information
Fiat Chrysler Automobiles N.V. is incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands with its principal executive offices in the United Kingdom. Unless otherwise specified, the terms "Group," "FCA Group," "Company" and "FCA," or any one or more of them, as the context may require, refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries.
The Group and its subsidiaries, among which the most significant is FCA US LLC ("FCA US"), are engaged in the design, engineering, manufacturing, distribution and sale of automobiles and light commercial vehicles, engines, transmission systems, automotive-related components, metallurgical products and production systems. In addition, the Group is also involved in certain other activities, including services (mainly captive) and publishing, which represent an insignificant portion of the Group's business.

SIGNIFICANT ACCOUNTING POLICIES
Authorization of the Semi-Annual Consolidated Financial Statements and compliance with International Financial Reporting Standards
These semi-annual consolidated financial statements at June 30, 2015 together with the notes thereto (the “Semi-Annual Consolidated Financial Statements”) of FCA were authorized for issuance on August 4, 2015 and have been prepared in accordance with IAS 34 - Interim financial reporting. The Semi-Annual Consolidated Financial Statements should be read in conjunction with the FCA annual consolidated financial statements for the year ended December 31, 2014 (the “FCA Consolidated Financial Statements at December 31, 2014”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union(1). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”). The accounting policies adopted are consistent with those used at December 31, 2014, except as described in the following paragraph - New standards and amendments effective from January 1, 2015.
Basis of Preparation
The preparation of the Semi-Annual Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Semi-Annual Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section – Use of estimates in the FCA Consolidated Financial Statements at December 31, 2014 included within the 2014 Annual Report for a detailed description of the more significant valuation procedures used by the Group.
Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, unless in the event of significant market fluctuation, plan amendments or curtailments and settlements. The recognition of income taxes is based upon the best estimate of the actual tax rate expected for the full financial year for each entity included in the scope of consolidation.
The Group’s presentation currency is Euro (€).
Certain prior year amounts in the Semi-Annual Consolidated Financial Statements have been reclassified to conform to the current year presentation. Specifically, the Group is no longer presenting the separate line item Other unusual income/(expenses) on the Consolidated Income Statements. All amounts previously reported within the Other unusual income/(expenses) line item have been reclassified into the appropriate line item within the Consolidated Income Statements based upon the nature of the transaction. For the three months ended June 30, 2014, a total of €2 million was reclassified to Cost of sales from Other unusual income/(expenses). For the six months ended June 30, 2014, a total of €92 million related to the remeasurement of our VEF denominated net monetary assets was reclassified from Other unusual income/(expense) to Cost of sales. In addition, a total of €271 million was reclassified to Other income/(expense) from Other unusual income/(expenses), which includes the €495 million expense recognized in connection with the execution of the memorandum of understanding (the “MOU”) with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”), entered into by FCA US in January 2014, offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned. Furthermore, €18 million was reclassified to Selling, general and administrative costs from Other unusual income/(expenses).

(1) There is no effect on these Semi-Annual Consolidated Financial Statements resulting from IFRS as issued by the IASB and IFRS as adopted by the European Union.

New standards and amendments effective from January 1, 2015
The following new standards and amendments that are applicable from January 1, 2015 were adopted by the Group for the purpose of the preparation of the Semi-Annual Consolidated Financial Statements.

•
The Group adopted the narrow scope amendments to IAS 19 – Employee benefits entitled “Defined Benefit Plans: Employee Contributions” which apply to contributions from employees or third parties to defined benefit plans in order to simplify their accounting in specific cases. There was no effect from the adoption of these amendments.

•
The Group adopted the IASB's Annual Improvements to IFRSs 2010 – 2012 Cycle and Annual Improvements to IFRSs 2011–2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 – Share-based payments, the disclosure on judgment used in the aggregation of operating segments in IFRS 8 – Operating Segments, the identification and disclosure of a related party transaction that arises when a management entity provides key management personnel service to a reporting entity in IAS 24 – Related Party disclosures, the extension of the exclusion from the scope of IFRS 3 – Business Combinations to all types of joint arrangements and to clarify the application of certain exceptions in IFRS 13 – Fair value Measurement. There was no significant effect from the adoption of these amendments.

At the date of these Semi-Annual Consolidated Financial Statements, the IASB had not issued any new standards, amendments or interpretations. Reference should be made to the section - New standards and amendments not yet effective - within the FCA Consolidated Financial Statements at December 31, 2014 included within the 2014 Annual Report for a detailed description of new standards not yet effective as of June 30, 2015.
Exchange Rates
The principal exchange rates used to translate other currencies into Euros were as follows:

	For the six months ended June 30, 2015	At June 30, 2015	At December 31, 2014	For the six months ended June 30, 2014	At June 30, 2014
U.S. Dollar	1.116	1.119	1.214	1.370	1.366
Brazilian Real	3.311	3.470	3.221	3.150	3.000
Chinese Renminbi	6.939	6.937	7.536	8.451	8.472
Canadian Dollar	1.377	1.384	1.406	1.503	1.459
Mexican Peso	16.885	17.533	17.868	17.976	17.712
Serbian Dinar	120.965	120.604	120.958	115.649	115.785
Polish Zloty	4.140	4.191	4.273	4.176	4.157
Argentine Peso	9.838	10.164	10.382	10.724	11.104
Pound Sterling	0.732	0.711	0.779	0.821	0.802
Swiss Franc	1.057	1.041	1.202	1.221	1.216

SCOPE OF CONSOLIDATION

In January 2015, FCA entered into a merger agreement with Mercurio S.p.A. (“Mercurio”) whereby the net assets of the Group's wholly owned subsidiary, La Stampa, were merged with Mercurio's wholly owned subsidiary, Società Edizioni e Pubblicazioni S.p.A., (“SEP”), which owned and operated the Italian newspaper “Il Secolo XIX.” As a result of the merger agreement, FCA owns 77.0 percent of the combined entity, Italiana Editrice S.p.A., with the remaining 23.0 percent owned by Mercurio. In addition, FCA granted Mercurio a put option to sell its entire share in Italiana Editrice S.p.A., which is exercisable from January 1, 2019 to December 31, 2019.

Given the net assets acquired by FCA constitute a business and FCA was deemed to be the acquirer and in control of Italiana Editrice S.p.A., the Group accounted for the merger transaction as a business combination. The Group recorded the identifiable net assets acquired at fair value and recognized €54 million of goodwill.

(1) Net revenues
Net revenues were as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(€ million)
Revenues from:
Sales of goods	28,208	22,393	53,609	43,628
Services provided	510	559	1,014	1,069
Contract revenues	358	250	694	523
Interest income of financial services activities	56	54	134	116
Lease installments from assets under operating leases	96	72	173	117
Total Net revenues	29,228	23,328	55,624	45,453

(2) Cost of sales
Cost of sales amounted to €25,079 million and €20,099 million for the three months ended June 30, 2015 and 2014, respectively, and €48,058 million and €39,430 million for the six months ended June 30, 2015 and 2014, respectively, and primarily comprised of expenses incurred in the manufacturing and distribution of vehicles and parts, of which cost of materials and components are the most significant. The remaining costs principally include labor costs, consisting of direct and indirect wages, as well as depreciation of Property, plant and equipment and amortization of Other intangible assets relating to production and transportation costs. Cost of sales also includes warranty and product-related costs, estimated at the time of sale to dealer networks or to the end customer.
The decrease in value related to assets sold with buy-back commitments that was recognized within Cost of sales was €72 million during the three months ended June 30, 2015 (€76 million for the three months ended June 30, 2014) and €145 million during the six months ended June 30, 2015 (€117 million for the six months ended June 30, 2014).
Cost of sales also includes interest and other financial expenses from financial services companies of €28 million and €31 million for the three months ended June 30, 2015 and 2014, respectively, and €71 million and €76 million for the six months ended June 30, 2015 and 2014, respectively.
Cost of sales for the three and six months ended June 30, 2015 included a total €80 million charge related to the remeasurement on our VEF denominated net monetary assets, including cash and cash equivalents in Venezuela (€53 million) at an exchange rate of 197.3 VEF per U.S. Dollar and €27 million to reduce inventory held in Venezuela to the lower of cost or net realizable value. Cost of sales for the six months ended June 30, 2014 included €92 million in remeasurement charges recognized as a result of the Group’s change in the exchange rate used to remeasure its Venezuelan subsidiary’s net monetary assets in U.S. Dollar (refer to Note 25 for further details).

(3) Selling, general and administrative costs
Selling costs amounted to €1,286 million and €1,179 million for the three months ended June 30, 2015 and 2014, respectively, and amounted to €2,581 million and €2,243 million for six months ended June 30, 2015 and 2014, respectively, and mainly consisted of marketing, advertising, and sales personnel costs. Marketing and advertising expenses consisted primarily of media campaigns, as well as marketing support in the form of trade and auto shows, events, and sponsorship.
General and administrative costs amounted to €711 million and €593 million for the three months ended June 30, 2015 and 2014, respectively, and amounted to €1,402 million and €1,209 million for six months ended June 30, 2015 and 2014, respectively, and mainly consisted of administration expenses which are not attributable to sales, manufacturing, or research and development functions.

(4) Research and development costs
Research and development costs were as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(€ million)
Research and development costs expensed	397	330	809	706
Amortization of capitalized development costs	334	261	648	506
Write-off of costs previously capitalized	1	10	2	15
Total Research and development costs	732	601	1,459	1,227
Refer to Note 10 for information on capitalized development costs.

(5) Result from investments
Result from investments for the three months ended June 30, 2015 and 2014, amounted to net income of €45 million and €36 million, respectively, and amounted to net income of €95 million and €69 million for six months ended June 30, 2015 and 2014, respectively.
Result from investments mainly consists of the Group’s share in the net profit of equity method investees of €41 million and €28 million for the three months ended June 30, 2015 and 2014, respectively, and €85 million and €52 million for the six months ended June 30, 2015 and 2014, respectively. The year over year increase is primarily related to improved results of the Group's investments in FCA Bank S.p.A. (“FCA Bank”) and Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”).
Result from investments also includes other income and expenses arising from investments measured at cost.

(6) Other (expenses)/income
For the three months ended June 30, 2015, Other expenses amounted to €109 million and primarily comprised of the €81 million charge resulting from a consent order agreed with the U.S. Department of Transportation’s National Highway Traffic Safety Administration ("NHTSA") as described in more detail in Note 26. For the six months ended June 30, 2015, Other expenses amounted to €67 million, with the €81 million charge resulting from a consent order agreed with NHTSA, partially offset by other income items that were not individually material.
For the three months ended June 30, 2014, Other income amounted to €67 million, with no items that were either individually or in aggregate considered material. For the six months ended June 30, 2014, Other expenses amounted to €182 million, which primarily related to the €495 million expense recognized in connection with the execution of the MOU with the UAW entered into by FCA US in January 2014, that was partially offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned and other items totaling €90 million that were not individually material.

(7) Net financial expenses
The following table sets out details of the Group’s Financial income and expenses, including the amounts reported in the Consolidated Income Statements within the Net financial expenses line item, as well as interest income from financial services activities, recognized within Net revenues, and interest cost and other financial charges from financial services companies, recognized within Cost of sales.

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
Financial income:	(€ million)
Interest income and other financial income	73	54	129	105
Interest income of financial services activities	56	54	134	116
Gains on disposal of securities	—	1	1	2
Total Financial income	129	109	264	223

Total Financial income relating to:
Industrial companies (A)	73	55	130	107
Financial services companies (reported within Net revenues)	56	54	134	116

Financial expenses:
Interest expense and other financial expenses	572	487	1,084	950
Write-downs of financial assets	21	6	57	26
Losses on disposal of securities	2	1	6	2
Net interest expenses on employee benefits provisions	85	87	182	162
Total Financial expenses	680	581	1,329	1,140
Net expenses from derivative financial instruments and exchange rate differences	48	11	105	42

Total Financial expenses and net expenses from derivative financial instruments and exchange rate differences	728	592	1,434	1,182

Total Financial expenses and net expenses from derivative financial instruments and exchange rate differences relating to:
Industrial companies (B)	700	561	1,363	1,106
Financial services companies (reported within Cost of sales)	28	31	71	76
Net financial expenses relating to industrial companies (A - B)	627	506	1,233	999

(8) Tax expense
Tax expense was as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(€ million)
Current tax expense	121	185	228	236
Deferred tax expense/(income)	265	60	255	(57)
Taxes relating to prior periods	2	13	(1)	29
Total tax expense	388	258	482	208
Tax expense of €388 million for three months ended June 30, 2015, compared with €258 million for the three months ended June 30, 2014 increased primarily as a result of an increase in Profit before taxes. For the six months ended June 30, 2014, Profit before taxes included certain one-off items including the non-taxable gain of €223 million on the fair value remeasurement of the previously exercised options in connection with the acquisition of the remaining equity interest of FCA US previously not owned. There were no similar one-off items during the six months ended June 30, 2015.
The Group recognizes in its Consolidated Statements of Financial Position within Deferred tax assets, the amount of deferred tax assets less the deferred tax liabilities of the individual consolidated companies, where these may be offset.
Amounts recognized are as follows:

	At June 30, 2015	At December 31, 2014
	(€ million)
Deferred tax assets	3,504	3,547
Deferred tax liabilities	(278)	(233)
Net deferred tax assets	3,226	3,314

(9) Earnings/(loss) per share
Basic earnings/(loss) per share
The basic earnings/(loss) per share is determined by dividing the Profit/(loss) attributable to the equity holders of the parent by the weighted average number of shares outstanding during the period.
The following table provides the amounts used in the calculation of basic earnings/(loss) per share for the periods presented:

		For the three months ended June 30,
		2015	2014
		Ordinary shares	Ordinary shares
Profit attributable to owners of the parent	million €	320	175
Weighted average number of shares outstanding	thousand	1,511,083	1,216,269
Basic earnings per ordinary share		€0.212	0.143

		For the six months ended June 30,
		2015	2014
		Ordinary shares	Ordinary shares
Profit/(loss) attributable to owners of the parent	million €	398	(14)
Weighted average number of shares outstanding	thousand	1,509,717	1,216,209
Basic earnings/(loss) per ordinary share		€0.264	(0.012)
Diluted earnings/(loss) per share
In order to calculate the diluted earnings/(loss) per share for the three and six months ended June 30, 2015, the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect that would arise if the shares related to the mandatory convertible securities were issued as well as the theoretical effect of the potential commons shares that would be issued for the restricted and performance share units outstanding and unvested at June 30, 2015 (Note 17) as determined using the treasury stock method. Based on FCA's share price, the minimum number of shares would have been issued had the mandatory convertible securities been converted at June 30, 2015.  As such, there was no difference between the basic and diluted earnings per share for the three and six months ended June 30, 2015.  In addition, there was no difference between the basic earnings per share and the diluted earnings per share for the three and six months ended June 30, 2015 after giving effect to the potential common shares that would theoretically be issued, as described above, for the restricted and performance share units.
For the three months ended June 30, 2014, the theoretical effect that would arise if the share based payment plans were exercised was taken into consideration in the calculation of diluted earnings per share.
For the six months ended June 30, 2014, as a result of the loss attributable to owners of the parent, the theoretical effect that would arise if the share based payment plans were exercised was not taken into consideration in the calculation of diluted earnings per share as this would have had an anti-dilutive effect.

		For the three months ended June 30, 2014
		Ordinary shares
Profit attributable to owners of the parent	million €	175
Weighted average number of shares outstanding	thousand	1,216,269
Number of shares deployable for stock option plans linked to FCA shares	thousand	7,507
Number of shares deployable for stock grant plans linked to FCA shares	thousand	7,000
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,230,776
Diluted earnings per ordinary share		€0.142

(10) Intangible assets

	Balance at December 31, 2014	Additions	Change in the scope of consolidation	Amortization	Translation differences and other changes	Balance at June 30, 2015
	(€ million)
Goodwill and intangible assets with indefinite useful lives	14,012	—	54	—	1,117	15,183
Other intangible assets	8,835	1,460	1	(820)	300	9,776
Total Intangible assets	22,847	1,460	55	(820)	1,417	24,959
During the three months and six months ended June 30, 2015, the Group capitalized development costs of €698 million and €1,296 million, respectively (€534 million and €985 million for the corresponding periods in 2014).
At June 30, 2015, “Goodwill and intangible assets with indefinite useful lives” mainly includes goodwill arising from the acquisition of interests in FCA US of €11,052 million (€10,185 million at December 31, 2014) and in Ferrari S.p.A of €786 million (€786 million at December 31, 2014).
For the six months ended June 30, 2015, “Translation differences and other changes” includes foreign exchange gains of €1,434 million primarily relating to the appreciation of the U.S. Dollar partially offset by the devaluation of the Brazilian Real against the Euro.

(11) Property, plant and equipment

	Balance at December 31, 2014	Additions	Depreciation	Translation differences	Divestitures and other changes	Balance at June 30, 2015
(€ million)
Property, plant and equipment	26,408	2,833	(2,002)	792	(23)	28,008
Additions of €2,833 million for the six months ended June 30, 2015 mainly related to the car mass-market operations. Positive translation differences of €792 million for the six months ended June 30, 2015 arose primarily from the appreciation of the U.S. Dollar partially offset by the devaluation of the Brazilian Real against the Euro.
At June 30, 2015, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €1,853 million (€2,263 million at December 31, 2014).

(12) Inventories

	At June 30, 2015	At December 31, 2014
(€ million)
Raw materials, supplies and finished goods	12,021	10,294
Gross amount due from customers for contract work	262	155
Total Inventories	12,283	10,449
Inventories increased by €1,834 million from December 31, 2014 in line with the trend in production and sales volumes for the period in the various markets in which the Group operates combined with a €450 million favorable currency exchange translation impacts.
The amount of inventory write-downs recognized as an expense within Cost of sales during the six months ended June 30, 2015 was €238 million (€188 million for the six months ended June 30, 2014).
The amount due from customers for contract work relates to the design and production of industrial automation systems and related products for the automotive sector and can be analyzed as follows:

	At June 30, 2015	At December 31, 2014
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	2,212	1,817
Less: Progress billings	(2,211)	(1,914)
Construction contracts, net of advances on contract work	1	(97)
Gross amount due from customers for contract work as an asset	262	155
Less: Gross amount due to customers for contract work as a liability included in Other current liabilities	(261)	(252)
Construction contracts, net of advances on contract work	1	(97)

(13) Current receivables and Other current assets
The composition of the Current receivables and Other current assets was as follows:

	At June 30, 2015	At December 31, 2014
	(€ million)
Trade receivables	3,207	2,564
Receivables from financing activities	3,516	3,843
Current tax receivables	292	328
Other current assets:
Other current receivables	2,176	2,246
Accrued income and prepaid expenses	639	515
Total Other current assets	2,815	2,761
Total Current receivables and Other current assets	9,830	9,496

Receivables from financing activities include the following:

	At June 30, 2015	At December 31, 2014
	(€ million)
Dealer financing	1,845	2,313
Retail financing	1,110	1,039
Finance leases	365	349
Other	196	142
Total Receivables from financing activities	3,516	3,843
Receivables from financing activities at June 30, 2015 decreased by €327 million as a result of the decreased lending portfolio of the financial services activities of the Group.
Transfer of assets
At June 30, 2015, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with the requirements of IAS 39, Financial Instruments: Recognition and Measurement, amounting to €5,305 million (€4,511 million at December 31, 2014). The transfers related to trade receivables and other receivables for €4,473 million (€3,676 million at December 31, 2014) and financial receivables for €832 million (€835 million at December 31, 2014). These amounts include receivables of €3,023 million (€2,611 million at December 31, 2014), mainly due from the sales network, transferred to jointly controlled financial services companies (e.g. FCA Bank).

(14) Other financial assets and Other financial liabilities
These line items mainly consist of fair value measurement of derivative financial instruments and collateral deposits (held in connection with derivative transactions and debts). The overall change in Other financial assets (from €515 million at December 31, 2014 to €890 million at June 30, 2015), and in Other financial liabilities (from €748 million at December 31, 2014 to €845 million at June 30, 2015), is mostly due to fluctuations in exchange rates, interest rates and commodity prices during the period.
As Other financial assets and other financial liabilities primarily consist of hedging derivatives financial instruments, the change in their value is generally compensated by the change in the value of the hedged items.

(15) Cash and cash equivalents
At June 30, 2015, Cash and cash equivalents, amounting to €21,117 million (€22,840 million at December 31, 2014), included cash at banks, units in money market funds and other money market securities, comprising commercial paper and certificate of deposits that are readily convertible into cash, with original maturities of three months or less at the date of purchase. Cash and cash equivalents are subject to an insignificant risk of changes in value, and consist of balances spread across various primary national and international banking institutions, and money market instruments.
The Group holds a subsidiary which operates in Venezuela whose functional currency is the U.S. Dollar. Pursuant to certain Venezuelan foreign currency exchange control regulations, the Central Bank of Venezuela centralizes all foreign currency transactions in the country. Under these regulations, the purchase and sale of foreign currency must be made through the Centro Nacional de Comercio Exterior en Venezuela. The cash and cash equivalents denominated in VEF amounted to €8 million (VEF 1,726 million) at June 30, 2015 and €123 million (VEF 1,785 million) at December 31, 2014. The reduction, in Euro terms, is essentially due to the adoption of the SIMADI exchange rate at June 30, 2015 for the conversion of the VEF denominated monetary items. Refer to Note 25 for further discussion on Venezuelan currency regulations.

(16) Equity
Total shareholders’ equity at June 30, 2015 increased by €1,299 million from December 31, 2014 primarily as a result of Net profit for the period of €425 million and the increase in cumulative exchange differences on translating foreign operations.
Share capital
At June 30, 2015, fully paid-up share capital of FCA amounted to €17 million (€17 million at December 31, 2014) and consisted of 1,288,915,613 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each (1,284,919,505 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2014).

Other comprehensive (loss)/income
Other comprehensive (loss)/income was as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(€ million)
Items that will not be reclassified to the Consolidated Income Statements in subsequent periods:
(Losses) on remeasurement of defined benefit plans	—	(16)	(67)	(18)
Total items that will not be reclassified to the Consolidated Income Statements (B1)	—	(16)	(67)	(18)

Items that may be reclassified to the Consolidated Income Statements in subsequent periods:
Gains/(Losses) on cash flow hedging instruments arising during the period	68	(196)	(185)	(164)
(Losses)/gains on cash flow hedging instruments reclassified to the Consolidated Income Statements	(41)	(19)	206	(108)
Gains/(losses) on cash flow hedging instruments	27	(215)	21	(272)
Gains/(losses) on available-for-sale financial assets	9	(16)	24	(11)
Exchange differences on translating foreign operations	(531)	133	902	184
Share of Other comprehensive (loss)/income for equity method investees arising during the period	(25)	13	18	7
Share of Other comprehensive (loss)/income for equity method investees reclassified to the Consolidated Income Statements	(4)	7	(1)	8
Share of Other comprehensive (loss)/income for equity method investees	(29)	20	17	15

Total items that may be reclassified to the Consolidated Income Statements (B2)	(524)	(78)	964	(84)

Total Other comprehensive (loss)/income (B1)+(B2)=(B)	(524)	(94)	897	(102)
Tax effect	12	72	19	86
Total Other comprehensive (loss)/income, net of tax	(512)	(22)	916	(16)
The tax effect relating to Other comprehensive (loss)/income was as follows:

	For the three months ended June 30,
	2015			2014
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
Gains/(losses) on remeasurement of defined benefit plans	—	17	17	(16)	2	(14)
Gains/(losses) on cash flow hedging instruments	27	(5)	22	(215)	70	(145)
Gains/(losses) on available-for-sale financial assets	9	—	9	(16)	—	(16)
Exchange (losses)/gains on translating foreign operations	(531)	—	(531)	133	—	133
Share of Other comprehensive (loss)/income for equity method investees	(29)	—	(29)	20	—	20
Total Other comprehensive (loss)/income	(524)	12	(512)	(94)	72	(22)

	For the six months ended June 30,
	2015			2014
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
(Losses)/gains on remeasurement of defined benefit plans	(67)	33	(34)	(18)	1	(17)
Gains/(losses) on cash flow hedging instruments	21	(14)	7	(272)	85	(187)
Gains/(losses) on available-for-sale financial assets	24	—	24	(11)	—	(11)
Exchange gains on translating foreign operations	902	—	902	184	—	184
Share of Other comprehensive income/(loss) for equity method investees	17	—	17	15	—	15
Total Other comprehensive income/(loss)	897	19	916	(102)	86	(16)
Non-controlling interest
Total non-controlling interest at June 30, 2015 of €359 million (€313 million at December 31, 2014) primarily related to the 10.0 percent interest held in Ferrari S.p.A.

(17) Share-based compensation
Stock Grant plans linked to ordinary shares
On April 4, 2012, the Shareholders resolved to approve the adoption of a Long Term Incentive Plan (the “Retention LTI Plan”), in the form of stock grants. As a result, the Group granted the Chief Executive Officer 7 million rights, which represented an equal number of ordinary shares. One third of the rights vested on February 22, 2013, one third vested on February 22, 2014 and one third vested on February 22, 2015, which had been subject to the requirement that the Chief Executive Officer remain in office. The Plan was serviced in 2015 through the issuance of new shares.
Changes in the Retention LTI Plan during the six months ended June 30, 2015 were as follows:

	Number of shares	Average fair value at the grant date (€)
Outstanding shares unvested at January 1, 2015	2,333,334	4.205
Granted	—	—
Forfeited	—	—
Vested	(2,333,334)	4.205
Outstanding shares unvested at June 30, 2015	—	—
Nominal costs of €0.3 million were recognized during the six months ended June 30, 2015 for this plan.

Performance Share Units
During the second quarter of 2015, FCA awarded a total of 14,166,100 Performance Share Units (“PSU”) to certain key employees under the framework equity incentive plan as described in Note 23 of the Consolidated Financial Statements included within the 2014 Annual Report. The PSU awards, which represent the right to receive FCA shares, have financial performance goals covering a five-year period from 2014 to 2018. The performance goals include a net income target as well as total shareholder return (“TSR”), with each weighted at 50 percent and settled independently of the other. Half of the award will vest if the performance targets for the net income award (“PSU NI Award”) are met; whereas the remaining 50 percent of the PSUs, (“PSU TSR Awards”), which are based on market conditions, have a payout scale ranging from 0 percent to 150 percent. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 14.2 million shares. One third of total PSU award will vest in February 2017, a cumulative two-thirds in February 2018 and a cumulative 100 percent in February 2019 if the respective financial goals for the years 2014 to 2016, 2014 to 2017 and 2014 to 2018 are achieved. None of the PSU awards were forfeited and none of the outstanding PSU awards had vested as of June 30, 2015.

Compensation cost will be recognized for the equity awards in the Consolidated Financial Statements over the requisite service period in accordance with IFRS 2 – Share-based payments.

The vesting of the PSU NI Awards will be determined by comparing the Group’s net profit excluding unusual items compared to the net income targets established in the business plan that was published in May 2014. The performance period for the PSU NI Awards commenced on January 1, 2014.

Restricted Share Units
During the six months ended June 30, 2015, FCA awarded 4,923,050 Restricted Share Units (“RSUs”) to certain key employees of the Company, which represent the right to receive FCA shares. These shares will vest in three equal tranches in February of 2017, 2018 and 2019. None of the outstanding RSU’s were forfeited and none of the outstanding RSU’s had vested as of June 30, 2015.

The total expense for the awards that was recorded within Selling, general and administrative costs for the three and six months ended June 30, 2015 was approximately €6 million.

CEO - Special Recognition Award
On April 16, 2015, Shareholders approved a grant of 1,620,000 common shares to the Chief Executive Officer, which vested immediately. This grant was for recognition of the Chief Executive Officer's vision and guidance in the formation of Fiat Chrysler Automobiles N.V., which created significant value for the Company, its shareholders, stakeholders and employees. The weighted-average fair value of the shares at the grant date was U.S.$16.29 (€15.21), measured using FCA’s share price on the grant date. A one-time expense charge of €24.6 million was recorded within Selling, general and administrative costs during the three and six months ended June 30, 2015 related to this grant.

(18) Provisions

	At June 30, 2015	At December 31, 2014
	(€ million)
Employee benefits	10,323	9,592
Other provisions
Warranty provision	5,465	4,845
Restructuring provision	112	131
Investment provision	11	8
Other risks and charges	6,173	5,796
Total Other provisions	11,761	10,780
Total Provisions	22,084	20,372
Provisions for Employee benefits include provisions for both pension plans and other post-employment benefits.
Provisions for Other risk and charges amount to €6,173 million at June 30, 2015 (€5,796 million at December 31, 2014) and include provisions for sale incentives and for contractual, commercial and legal risks.
Warranty provision increased by €620 million in the six months ended June 30, 2015, which was primarily driven by the net change of the warranty provision in the NAFTA segment of approximately €364 million and approximately €290 million of foreign currency translation effects when translating from U.S. Dollar to Euro.

(19) Debt

	At June 30, 2015	At December 31, 2014
	(€ million)
Bonds	16,708	17,648
Borrowings from banks	12,429	12,751
Payables represented by securities	1,434	1,373
Asset-backed financing	258	469
Other debt	1,469	1,483
Total Debt	32,298	33,724
Total Debt decreased by €1,426 million at June 30, 2015 reflecting the repayment of a bond at maturity of €1,500 million in February 2015. The issuance of the new unsecured senior debt securities by FCA in April 2015 (described below) for a total of €2.8 billion was primarily offset by the prepayment of FCA US’s secured senior notes due June 15, 2019 of €2.5 billion. During the six months ended June 30, 2015, medium and long-term loans (those expiring after twelve months) obtained by FCA amounted to €1,892 million, while medium and long-term loan repayments amounted to €2,743 million.
Bonds
In April 2015, FCA issued U.S.$1.5 billion (€1.4 billion) principal amount of 4.500% unsecured senior debt securities due April 15, 2020 (the “Initial 2020 Notes”) and U.S.$1.5 billion (€1.4 billion) principal amount of 5.250% unsecured senior debt securities due April 15, 2023 (the "Initial 2023 Notes”) at an issue price of 100.0 percent of their principal amount. The Initial 2020 Notes and the Initial 2023 Notes, collectively referred to as “the Initial Notes”, rank pari passu in right of payment with respect to all of FCA's existing and future senior unsecured indebtedness and senior in right of payment to any of FCA's future subordinated indebtedness and existing indebtedness, which is by its terms subordinated in right of payment to the Initial Notes.

On June 17, 2015, subject to the terms and conditions set forth in our prospectus, we commenced an offer to exchange up to $1.5 billion (€1.4 billion) aggregate principal amount of new 4.500% unsecured senior debt securities due 2020 registered under the Securities Act of 1933 ("2020 Notes"), for any and all of our outstanding Initial 2020 Notes issued on April 14, 2015, and up to $1.5 billion (€1.4 billion) aggregate principal amount of new 5.250% unsecured senior debt securities due 2023 registered under the Securities Act of 1933 ("2023 Notes"), for any and all of our outstanding Initial 2023 Notes issued on April 14, 2015. The 2020 Notes and the 2023 Notes, collectively referred to as "the Notes", are identical in all material respects to the Initial Notes, except that the Notes do not contain restrictions on transfer. The exchange offer expired on July 23, 2015. Substantially all of the Initial Notes were tendered for the Notes.

FCA will use the net proceeds from the offering of the Notes for general corporate purposes and the redemption of the outstanding secured senior notes of FCA US. Debt issuance costs, arrangement fees and other direct costs were split evenly across the 2020 Notes and the 2023 Notes, were recorded as a reduction in the carrying value of the Notes and will be amortized using the effective interest rate method over the respective life of the Notes. Beginning October 15, 2015, interest on the 2020 Notes and the 2023 Notes is payable semi-annually in April and October.

On May 14, 2015, FCA US prepaid its 8% secured senior notes due June 15, 2019 with an aggregate principal outstanding amount of U.S.$2,875 million (€2,518 million) at a price equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of U.S.$3.1 billion (€2.7 billion) was made with cash on hand at FCA US. In connection with the redemption, a charge of €51 million, which consisted of the “make-whole” premium and the write-off of the remaining unamortized debt issuance premium was recorded as a loss on extinguishment of debt within Net financial expenses in the Consolidated Income Statements.

The principal bond issues outstanding at June 30, 2015 and December 31, 2014 were as follows:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	June 30, 2015	December 31, 2014
Global Medium Term Notes:					(€ million)
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,500	6.875%	February 13, 2015	—	1,500
Fiat Chrysler Finance Europe S.A. (2)	CHF	425	5.000%	September 7, 2015	408	353
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	6.375%	April 1, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	7.750%	October 17, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A. (2)	CHF	400	5.250%	November 23, 2016	384	333
Fiat Chrysler Finance Europe S.A. (1)	EUR	850	7.000%	March 23, 2017	850	850
Fiat Chrysler Finance North America Inc. (1)	EUR	1,000	5.625%	June 12, 2017	1,000	1,000
Fiat Chrysler Finance Europe S.A. (2)	CHF	450	4.000%	November 22, 2017	432	374
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	6.625%	March 15, 2018	1,250	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	600	7.375%	July 9, 2018	600	600
Fiat Chrysler Finance Europe S.A. (2)	CHF	250	3.125%	September 30, 2019	240	208
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	6.750%	October 14, 2019	1,250	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	4.750%	March 22, 2021	1,000	1,000
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,350	4.750%	July 15, 2022	1,350	1,350
Others	EUR	7			7	7
Total Global Medium Term Notes					10,771	12,075
Other bonds:
FCA US (Secured Senior Notes) (3)	U.S.$	2,875	8.000%	June 15, 2019	—	2,368
FCA US (Secured Senior Notes) (3)	U.S.$	3,080	8.250%	June 15, 2021	2,753	2,537
FCA (4)	U.S.$	1,500	4.500%	April 15, 2020	1,341	—
FCA (4)	U.S.$	1,500	5.250%	April 15, 2023	1,341	—
Total other bonds					5,435	4,905
Hedging effect and amortized cost valuation					502	668
Total bonds					16,708	17,648
(1) Bond for which a listing on the Irish Stock Exchange was obtained.
(2) Bond for which a listing on the SIX Swiss Exchange was obtained.
(3) The notes due 2019 and the notes due 2021 Notes are collectively referred to as “Secured Senior Notes.”
(4) The 2020 Notes and 2023 Notes are collectively referred to as the "Notes."

Notes Issued Under The GMTN Program
Certain bonds issued by the Group, excluding FCA US, are currently governed by the terms and conditions of the Global Medium Term Note Program (“GMTN Program”). A maximum of €20 billion may be used under this program, of which notes of approximately €10.8 billion have been issued and are outstanding at June 30, 2015 (€12.1 billion at December 31, 2014). The GMTN Program is guaranteed by FCA, which may from time to time buy back bonds in the market that have been issued. Such buybacks, if made, depend upon market conditions, the Group's financial situation and other factors which could affect such decisions. Changes in Global Medium Term Notes during the six months ended June 30, 2015 were mainly due to the repayment of a bond at maturity with a nominal value of €1,500 million issued by Fiat Chrysler Finance Europe S.A.
Borrowings from banks
At June 30, 2015, Borrowings from banks included €2,796 million (€2,587 million at December 31, 2014), which includes accrued interest, on the U.S.$3,250 million (€2,905 million) outstanding term loan of FCA US (“Tranche B Term Loan due 2017”) and €1,537 million (€1,421 million at December 31, 2014), which includes accrued interest, on the U.S.$1,750 million (€1,564 million) outstanding term loan of FCA US (“Tranche B Term Loan due 2018”). The Tranche B Term Loan due 2017, Tranche B Term Loan due 2018 and the U.S.$1.3 billion (€1.2 billion) FCA US secured revolving credit facility (“FCA US RCF") maturing in May 2016 and which remains undrawn at June 30, 2015, are collectively referred to as the “Senior Credit Facilities.”
In June 2015, FCA entered into a new €5.0 billion syndicated revolving credit facility (“RCF”). The RCF, which is for general corporate purposes and working capital needs of the Group, replaces and expands the €2.1 billion 3-year revolving credit facility entered into by FCA on June 21, 2013 and will replace the U.S.$1.3 billion 5-year revolving credit facility of FCA US that will expire on May 24, 2016. The RCF is available in two tranches. As of June 30, 2015, the first tranche of €2.5 billion was available. The first tranche matures in July 2018 and has two extension options (1-year and 11-month, respectively) which are exercisable on the first and second anniversary of signing. The second tranche, which consists of an additional €2.5 billion, matures in June 2020 and will be available upon termination of the FCA US RCF and the elimination of the restrictions under certain of FCA US’s debt instruments on the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group (refer to Note 27 of the Consolidated Financial Statements included within our 2014 Annual Report for more detail on the restrictions). The covenants of the RCF include financial covenants (Net Debt/Adjusted EBITDA and Adjusted EBITDA/Net Interest ratios related to industrial activities) and negative pledge, pari passu, cross default and change of control clauses. The failure to comply with these covenants, in certain cases if not suitably remedied, can lead to the requirement of early repayments of the outstanding loans.
On June 29, 2015, FCA, the European Investment Bank ("EIB") and SACE finalized a €600 million loan earmarked to support the Group's automotive research, development and production plans for 2015 to 2017 which includes studies for efficient vehicle technologies for vehicle safety and new vehicle architectures. The three-year loan due July 2018 provided by EIB, which is also 50 percent guaranteed by SACE, relates to FCA’s production and research and development sites in both northern and southern Italy. The loan was undrawn at June 30, 2015.

On March 20, 2015, FCA Mexico, S.A. de C.V., (“FCA Mexico”), our principal operating subsidiary in Mexico, entered into a U.S.$900 million (approximately €0.8 billion) non-revolving loan agreement (“Mexico Bank Loan”), maturing on March 20, 2022. On March 20, 2015, FCA Mexico received an initial disbursement of U.S.$500 million (€0.5 billion), which bears interest at one-month LIBOR plus 3.35 percent per annum. The remaining U.S.$400 million (€0.4 billion) is available for disbursement, subject to meeting the preconditions for additional disbursements, for the four month period subsequent to March 20, 2015, the effective date of the loan agreement. At the end of that four month period, FCA Mexico can extend the disbursement term for an additional 14 months, subject to a commitment fee of 0.50 percent per annum on the remaining undisbursed balance. As of June 30, 2015, we decided to extend the disbursement term of the Mexico Bank Loan through September 2016. Principal payments are due on the loan in seventeen equal quarterly installments based on the total amount of all disbursements made under the loan agreement, beginning March 20, 2018, and interest is paid monthly throughout the term of the loan. The loan agreement requires FCA Mexico to maintain certain fixed and other assets as collateral, and comply with certain covenants, including, but not limited to, financial maintenance covenants, limitations on liens, incurrence of debt and asset sales. The Group may not prepay all or any portion of the loan prior to the 18-month anniversary of the effective date of the loan agreement. The proceeds of this transaction were used to prepay all amounts outstanding under the Mexican development bank credit facilities amounting to approximately €414 million. In connection with the prepayment of the Mexican development bank credit facilities, a non-cash charge of €9 million was recorded within Net financial expenses for the six months ended June 30, 2015 reflecting the write-off of the remaining unamortized debt issuance costs.
Medium/long term committed revolving facilities currently available to the treasury companies of the Group (excluding FCA US) amount to approximately €3.8 billion at June 30, 2015 (€3.3 billion at December 31, 2014), of which approximately €2.9 billion was undrawn at June 30, 2015 (€2.1 billion at December 31, 2014) which includes the €2.5 billion related to the new syndicated RCF entered into in June 2015.
In addition to the new EIB loan of €0.6 billion due July 2018, and to the undisbursed €0.4 billion on the Mexico Bank Loan, the operating entities of the Group have other committed credit lines available to fund scheduled investments of which approximately €0.6 billion was undrawn at June 30, 2015 (€0.9 billion at December 31, 2014).
Payables represented by securities
At June 30, 2015, Group’s Payables represented by securities primarily included the unsecured Canadian Health Care Trust Notes (“Canadian HCT Notes”) totaling €552 million, including accrued interest (€651 million at December 31, 2014, including accrued interest). During the six months ended June 30, 2015, FCA US's Canadian subsidiary made payments on the Canadian HCT Notes totaling approximately €142 million, including accrued interest.
Asset-backed financing
Asset-backed financing represents the amount of financing received through factoring transactions which do not meet IAS 39, Financial Instruments: Recognition and Measurement, derecognition requirements and are recognized as assets in the Consolidated Statements of Financial Position under Current receivables and Other current assets (Note 13). Asset-backed financing decreased by €211 million during the six months ended June 30, 2015.
At June 30, 2015, debt secured by assets of the Group (excluding FCA US) amounts to €826 million (€777 million at December 31, 2014), of which €378 million (€379 million at December 31, 2014) was due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America.
At June 30, 2015, debt secured by assets of FCA US amounts to €8,017 million (€9,881 million at December 31, 2014) and includes €7,192 million (€9,093 million at December 31, 2014) relating to the Secured Senior Notes and the Senior Credit Facilities and €250 million (€251 million at December 31, 2014) due to creditors for assets acquired under finance leases and other debt and financial commitments for €575 million (€537 million at December 31, 2014).
In addition, at June 30, 2015 the Group’s assets include current receivables to settle Asset-backed financing of €258 million (€469 million at December 31, 2014).

(20) Other current liabilities
Other current liabilities consisted of the following:

	At June 30, 2015	At December 31, 2014
	(€ million)
Advances on buy-back agreements	3,441	2,571
Indirect tax payables	1,562	1,495
Accrued expenses and deferred income	3,455	2,992
Payables to personnel	917	932
Social security payables	339	338
Amounts due to customers for contract work	261	252
Other	2,665	2,915
Total Other current liabilities	12,640	11,495
On January 21, 2015, the second installment payment of approximately €155 million (U.S.$175 million) was made in accordance with the MOU entered into with the UAW.
(21) Fair value measurement
The carrying amounts of the Group's assets and liabilities approximated fair value as of June 30, 2015 and December 31, 2014. Our estimates of the fair values were determined using available market information and appropriate valuation methods. As these amounts are estimates, the use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts. There were no changes in fair valuation techniques during the period and the Group continues to follow the valuation techniques described in Note 30 of the FCA Consolidated Financial Statements at December 31, 2014 included within the 2014 Annual Report. Proper classification of fair value measurements within the valuation hierarchy is considered at each reporting period.
IFRS 13 - Fair Value Measurement establishes a hierarchy that categorizes into three levels the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.
Levels used in the hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2015 and at December 31, 2014:

		At June 30, 2015				At December 31, 2014
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(€ million)				(€ million)
Assets at fair value available-for-sale:
Investments at fair value with changes directly in Other comprehensive income		133	14	—	147	110	14	—	124
Other non-current securities		36	—	23	59	45	—	22	67
Current securities available-for-sale		29	—	—	29	30	—	—	30
Financial assets at fair value held-for-trading:
Current investments		42	—	—	42	36	—	—	36
Current securities held for trading		203	—	—	203	180	—	—	180
Other financial assets	(14)	43	847	—	890	38	473	4	515
Cash and cash equivalents	(15)	19,144	1,973	—	21,117	20,804	2,036	—	22,840
Total Assets		19,630	2,834	23	22,487	21,243	2,523	26	23,792
Other financial liabilities	(14)	—	817	28	845	—	740	8	748
Total Liabilities		—	817	28	845	—	740	8	748
During the six months ended June 30, 2015 and 2014, there were no transfers between levels of the fair value hierarchy.
The fair value of Other financial assets and liabilities, which mainly include derivative financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method;

•
the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The par value of Cash and cash equivalents, which primarily consist of bank current accounts and time deposits, certificates of deposit, commercial paper, bankers’ acceptances and money market funds, usually approximates fair value due to the short maturity of these instruments. The fair value of money market funds is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (represented in Level 2).

The following tables provide a reconciliation for the changes in items measured at fair value and categorized as Level 3 in the three months ended June 30, 2015 and 2014 and the six months ended June 30, 2015 and 2014:

	For the three months ended June 30,
	2015		2014
	Other non-current securities	Other financial assets/(liabilities)	Other non-current securities	Other financial assets/(liabilities)
	(€ million)
At March 31,	23	(19)	12	8
Gains recognized in the Consolidated Income Statement(1)	—	—	—	4
(Losses)/gains recognized in Other comprehensive income(2)	—	(12)	—	6
Issues/(Settlements)	—	3	—	(4)
At June 30,	23	(28)	12	14
__________________________
(1) The gains are recognized in Cost of sales in the accompanying Consolidated Income Statements for the three months ended June 30, 2014.
(2) The (losses)/gains are recognized in Other comprehensive income have been included in Cash Flow Hedge Reserves (-€13 million) and Currency Translation Differences (€1 million) for the three months ended June 30, 2015. The gains recognized in Other comprehensive income have been included in Cash Flow Hedge Reserves for the three months ended June 30, 2014.

	For the six months ended June 30,
	2015		2014
	Other non-current securities	Other financial assets/(liabilities)	Other non-current securities	Other financial assets/(liabilities)
	(€ million)
At December 31,	22	(4)	12	2
(Losses)/gains recognized in the Consolidated Income Statement(1)	(2)	—	—	6
Gains/(losses) recognized in Other comprehensive income(2)	3	(27)	—	14
Issues/(Settlements)	—	3	—	(8)
At June 30,	23	(28)	12	14
__________________________
(1) The (losses) are recognized in Net financial expenses in the accompanying Consolidated Income Statements for the six months ended June 30, 2015. The gains are recognized in the Cost of sales in the accompanying Consolidated Income Statements for the six months ended June 30, 2014.
(2) The gains/(losses) recognized in Other comprehensive income have been included in Currency Translation Differences (€2 million) and Cash Flow Hedge Reserves (-€26 million) for the six months ended June 30, 2015; the gains recognized in Other comprehensive income have been included in Currency Translation Differences (€1 million) and Cash Flow Hedge Reserves (€13 million) for the six months ended June 30, 2014.

Assets and liabilities not measured at fair value on recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, we assume that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of Current receivables and Other current assets and of Trade payables and Other current liabilities approximates their fair value.

The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At June 30, 2015		At December 31, 2014
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		1,845	1,845	2,313	2,312
Retail financing		1,110	1,103	1,039	1,032
Finance lease		365	366	349	351
Other receivables from financing activities		196	196	142	142
Receivables from financing activities	(13)	3,516	3,510	3,843	3,837
Asset backed financing		258	258	469	469
Bonds		16,708	17,696	17,648	18,794
Other debt		15,332	15,376	15,607	15,685
Debt	(19)	32,298	33,330	33,724	34,948
The fair values of Receivables from financing activities, which are categorized within the Level 3 of the fair value hierarchy, have been estimated with discounted cash flows models. The most significant inputs used for this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Bonds that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Bonds for which such prices are not available (valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities), which are primarily the FCA US Secured Senior Notes, are categorized as Level 2. At June 30, 2015, €14,679 million and €3,017 million of Bonds were classified within Level 1 and Level 2, respectively.
The fair value of Other debt included in Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is categorized within Level 3 of the fair value hierarchy. At June 30, 2015, €12,921 million and €2,455 million of Other Debt was classified within Level 2 and Level 3, respectively.

(22) Related party transactions
Pursuant to IAS 24 - Related Party Disclosures, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties include companies belonging to the Exor group (the largest shareholder of FCA through its 29.16 percent common shares shareholding interest and 44.27 percent voting power at June 30, 2015). Related parties also include CNH Industrial N.V., (“CNHI”), unconsolidated subsidiaries, associates or joint ventures of the Group. In addition, members of the FCA Board of Directors, Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.

The Group carries out transactions with unconsolidated subsidiaries, joint ventures, associates and other related parties, on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with unconsolidated subsidiaries, joint ventures, associates and other related parties are primarily those of a commercial nature, which have had an effect on revenues, cost of sales, and trade receivables and payables; these transactions primarily relate to:

•	the sale of motor vehicles to the joint ventures Tofas and FCA Bank leasing and renting subsidiaries;

•	the sale of engines, other components and production systems and the purchase of commercial vehicles with the joint operation Sevel S.p.A.;

•	the sale of engines, other components and production systems to companies of CNHI;

•	the purchase of vehicles, the provision of services and the sale of goods with the joint operation Fiat India Automobiles Private Limited;

•	the provision of services and the sale of goods to the joint venture GAC Fiat Chrysler Automobiles Co. Ltd;

•	the provision of services (accounting, payroll, tax administration, information technology and security) to the companies of CNHI;

•	the purchase of commercial vehicles from the joint venture Tofas; and

•	the purchase of commercial vehicles under contract manufacturing agreement from CNHI.
The most significant financial transactions with related parties generate Receivables from financing activities of the Group’s financial services companies from joint ventures and Asset-backed financing relating to amounts due to FCA Bank for the sale of receivables which do not qualify for derecognition under IAS 39 – Financial Instruments: Recognition and Measurement.
The amounts of the transactions with related parties recognized in the Consolidated Income Statements were as follows:

	For the six months ended June 30, 2015				For the six months ended June 30, 2014
	Net revenues	Cost of sales	Selling, general and administrative costs	Financial income/ (expenses)	Net revenues	Cost of sales	Selling, general and administrative costs	Financial income/ (expenses)
	(€ million)
Total joint arrangements and associates	1,878	820	8	(13)	943	642	10	(17)
CNHI	304	242	—	—	338	260	—	—
Other (including compensation for Directors and Key management)	28	7	61	—	27	8	38	—
Total transactions with related parties	2,210	1,069	69	(13)	1,308	910	48	(17)

Non-financial assets and liabilities originating from related party transactions were as follows:

	At June 30, 2015				At December 31, 2014
	Trade receivables	Trade payables	Other current assets	Other current liabilities	Trade receivables	Trade payables	Other current assets	Other current liabilities
	(€ million)
Total joint arrangements and associates	256	347	8	238	222	431	6	121
CNHI	73	31	27	9	49	24	23	8
Other	51	13	2	—	31	20	2	2
Total for related parties	380	391	37	247	302	475	31	131
Financial assets and liabilities originating from related party transactions were as follows:

	At June 30, 2015			At December 31, 2014
	Current receivables from financing activities	Asset- backed financing	Other debt	Current receivables from financing activities	Asset- backed financing	Other debt
	(€ million)
Total joint arrangements and associates	129	86	30	132	100	17
CNHI	5	—	—	6	—	—
Other	45	—	30	24	—	30
Total for related parties	179	86	60	162	100	47
Commitments and Guarantees pledged in favor of related parties
Guarantees pledged in favor of related parties were as follows:

	At June 30, 2015	At December 31, 2014
	(€ million)
Joint ventures	4	11
Unconsolidated subsidiaries	—	1
Total related parties guarantees	4	12
Emoluments to Directors, Statutory Auditors and Key Management

    Refer to Note 17 for information related to the special recognition award granted to the Chief Executive Officer on April 16, 2015 and the PSU and RSU awarded to certain key employees.

(23) Guarantees granted, commitments and contingent liabilities
Guarantees granted
At June 30, 2015, the Group had pledged guarantees on the debt or commitments of third parties totaling €18 million (€27 million at December 31, 2014), as well as guarantees of €4 million on related party debt (€12 million at December 31, 2014).

Other commitments, arrangements and contractual rights
Italian Labor Agreement
During the three months ended June 30, 2015, FCA's companies in Italy signed a compensation arrangement which was effective retrospectively from January 1, 2015 through to December 31, 2018. The arrangement incentivizes all employees within the automobiles business toward achievement of the productivity, quality and profitability targets established in the 2015-2018 period of the 2014-2018 business plan developed in May 2014 by adding two additional elements to base pay:

•	an annual bonus calculated on the basis of production efficiencies achieved and maintaining World Class Manufacturing ("WCM") audit status, and

•
a variable component linked to achievement of the financial targets established in the 2015-2018 period of the 2014-2018 business plan ("Business Plan Bonus") for the EMEA region, including the activities of the premium brands Alfa Romeo and Maserati. A portion of the Business Plan Bonus is a guaranteed amount based on employees' base salaries and is paid over four years in quarterly installments, while the remaining portion is to be paid in March 2019 to active employees as of December 31, 2018, with at least two years of service during 2015 through 2018.

During the three and six months ended June 30, 2015, a total of approximately €50 million was recorded as an expense in respect of the compensation agreement, which includes both the guaranteed amount as employees render the services and an estimate of the variable components with costs being accrued over the relevant service period.

Other Agreements

During the six months ended June 30, 2015, the Group granted Mercurio a put option as a result of the merger agreement described above within the Scope of Consolidation section.
The Group's other commitments and contractual rights from existing agreements are described in more detail in Note 33 of the FCA Consolidated Financial Statements at December 31, 2014 included within the 2014 Annual Report and primarily include commitments and contractual rights related to:

•	Sevel S.p.A. (a wholly owned subsidiary) cooperation agreement with Peugeot-Citroen SA (“PSA”);

•	FCA US's repurchase obligations resulting from wholesale financing agreements in Mexico; and

•	the Group's unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions.
Contingent liabilities
As a global group with a diverse business portfolio, the Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, environmental risks and tax matters, dealer and supplier relationships and intellectual property rights. The outcome of any proceedings cannot be predicted with certainty. These proceedings seek recovery for damage to property, personal injuries and in some cases include a claim for exemplary or punitive damage. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect the Group’s financial position and results.
Litigation
On July 9, 2012, a lawsuit was filed against FCA US in the Superior Court of Decatur County, Georgia, U.S. ("the Court"), with respect to a March 2012 fatality in a rear-impact collision involving a 1999 Jeep Grand Cherokee. Plaintiffs alleged that the manufacturer had acted in a reckless and wanton fashion when it designed and sold the vehicle due to the placement of the fuel tank behind the rear axle and had breached a duty to warn of the alleged danger. On April 2, 2015, a jury found in favor of the plaintiffs and the trial court entered a judgment against FCA US in the amount of U.S.$148.5 million (€138 million). On July 24, 2015, the Court issued a remittitur reducing the judgment against FCA US to U.S.$40 million (€36 million).

FCA US believes the jury verdict was not supported by the evidence or the law and is considering an appeal. FCA US maintains that the 1999 Jeep Grand Cherokee is not defective, and its fuel system does not pose an unreasonable risk to motor vehicle safety. The vehicle met or exceeded all applicable Federal Motor Vehicle Safety Standards, including the standard governing fuel system integrity. Furthermore, FCA US submitted extensive data to NHTSA validating that the vehicle performs as well as, or better than, peer vehicles in impact studies, and nothing revealed in the trial altered this data. During the trial, however, FCA US was not allowed to introduce all the data previously provided to NHTSA, which demonstrated that the vehicle’s fuel system is not defective.

While a decision by an appellate court could affirm the judgment, FCA US believes it is more likely that the verdict will be overturned, that a new trial will be ordered or that the amount of the judgment will be further modified. FCA US does not, therefore, believe a loss is probable at the present time. The amount of the possible loss cannot reasonably be estimated at this time given that FCA US is in the early stages of what could be a lengthy appellate process, and the range of possible outcomes is between zero (as the verdict could be overturned or the award could be reduced to an immaterial amount) and the current judgment of U.S.$40 million (€36 million).

(24) Segment reporting
The Group’s activities are carried out through seven reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), Ferrari, Maserati and the Components segment as discussed below.
The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group also operates on a global basis in the luxury vehicle and components sectors. In the luxury vehicle sector, the Group has two reportable segments: Ferrari and Maserati. In the components sector, the Group has the following three operating segments: Magneti Marelli, Teksid and Comau which did not meet the quantitative thresholds required in IFRS 8 - Operating Segments for separate disclosure. Therefore, based on their characteristics and similarities, the three operating segments within the components sector are presented within the reportable segment “Components”.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8 - Operating Segments, the related information is not provided.

Details of the Consolidated Income Statements by segment for the three months ended June 30, 2015 and 2014 are as follows:

	Car Mass-Market brands
Three months ended June 30, 2015	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	17,186	1,851	1,523	5,470	766	610	2,549	211	(938)	29,228
Revenues from transactions with other segments	189	(42)	(7)	(100)	(49)	(2)	(813)	(114)	938	—
Revenues from external customers	17,375	1,809	1,516	5,370	717	608	1,736	97	—	29,228

Adjusted EBIT	1,327	(79)	47	57	124	43	96	(52)	(38)	1,525
Venezuela (charge) from adoption of new exchange rate	—	(80)	—	—	—	—	—	—	—	(80)
NHTSA (charge)	(81)	—	—	—	—	—	—	—	—	(81)
Impairment (expense)	—	—	(1)	—	—	(3)	—	—	—	(4)
Restructuring (costs)/reversal	5	(5)	—	—	—	—	(8)	—	—	(8)
Other (expense)	—	—	—	(1)	(2)	—	—	—	(1)	(4)
EBIT										1,348

Net financial expenses										627
Profit before taxes										721
Tax expense										388
Net profit										333

	Car Mass-Market brands
Three months ended June 30, 2014	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	12,258	2,188	1,522	4,610	729	738	2,073	201	(991)	23,328
Revenues from transactions with other segments	(27)	(21)	—	(148)	(62)	(1)	(626)	(106)	991	—
Revenues from external customers	12,231	2,167	1,522	4,462	667	737	1,447	95	—	23,328

Adjusted EBIT	595	63	110	—	105	61	65	(28)	(3)	968
Venezuela gain from adoption of new exchange rate	—	2	—	—	—	—	—	—	—	2
Impairment (expense)	—	—	(4)	(6)	—	—	(1)	—	—	(11)
Gains/(losses) on the disposal of investments	—	—	—	—	—	—	—	1	(1)	—
Restructuring (costs)/reversal	4	(3)	—	—	—	—	(2)	4	(1)	2
Other (expense)/income	(1)	—	—	—	—	—	(2)	—	3	—
EBIT										961

Net financial expenses										506
Profit before taxes										455
Tax expense										258
Net profit										197

Details of the Consolidated Income Statements by segment for the six months ended June 30, 2015 and 2014 are as follows:

	Car Mass-Market brands
Six months ended June 30, 2015	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	33,363	3,402	3,035	10,154	1,387	1,133	4,984	408	(2,242)	55,624
Revenues from transactions with other segments	(16)	(81)	(11)	(219)	(106)	(3)	(1,583)	(223)	2,242	—
Revenues from external customers	33,347	3,321	3,024	9,935	1,281	1,130	3,401	185	—	55,624

Adjusted EBIT	1,928	(144)	112	82	224	79	164	(61)	(59)	2,325
Venezuela (charge) from adoption of new exchange rate	—	(80)	—	—	—	—	—	—	—	(80)
NHTSA (charge)	(81)	—	—	—	—	—	—	—	—	(81)
Restructuring (costs)/reversal	7	(11)	—	—	—	—	(8)	—	—	(12)
Impairment (expense)	—	—	(1)	—	—	(3)	—	—	—	(4)
Other (expense)	—	—	—	(1)	(6)	—	—	—	(1)	(8)
EBIT										2,140

Net financial expenses										1,233
Profit before taxes										907
Tax expense										482
Net profit										425

	Car Mass-Market brands
Six months ended June 30, 2014	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	23,990	4,153	3,019	8,951	1,349	1,387	4,154	402	(1,952)	45,453
Revenues from transactions with other segments	(60)	(28)	(1)	(270)	(125)	(2)	(1,259)	(207)	1,952	—
Revenues from external customers	23,930	4,125	3,018	8,681	1,224	1,385	2,895	195	—	45,453

Adjusted EBIT	975	107	245	(72)	185	120	113	(41)	(9)	1,623
Venezuela (charge) from adoption of new exchange rate	—	(92)	—	—	—	—	—	—	—	(92)
Impairment (expense)	—	—	(4)	(6)	—	—	(1)	—	—	(11)
Gains on the disposal of investments	—	7	—	—	—	—	—	1	—	8
Restructuring (costs)/reversal	4	(9)	—	—	—	—	(6)	4	(1)	(8)
Other (expense)/income (1)	(498)	—	—	—	—	—	(4)	—	213	(289)
EBIT										1,231

Net financial expenses										999
Profit before taxes										232
Tax expense										208
Net Profit										24
_______________________
(1) Primarily comprised of the one-off charge of €495 million in connection with the UAW MOU entered into by FCA US in January 2014 and the non-taxable gain of €223 million on the fair value remeasurement of the previously exercised options in connection with the acquisition of FCA US.

(25) Venezuela Currency Regulations and Devaluation
On February 10, 2015, the Venezuelan government introduced a new market-based exchange system, referred to as Marginal Currency System (the "SIMADI" exchange rate) with certain specified limitations on its usage by individuals and legal entities. On February 12, 2015, the SIMADI exchange rate began trading at 170.0 VEF to U.S. Dollar for individuals and entities in the private sector. In February 2015, the Venezuelan government announced that the SICAD I and SICAD II exchange systems would be merged into a single exchange system (the "SICAD") with a rate starting at 12.0 VEF to U.S. Dollar. As of March 31, 2015, the SICAD exchange rate was expected to be used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S. Dollar, as such, it was deemed the appropriate rate to use to convert our monetary assets and liabilities to U.S. Dollar for the first quarter 2015. Refer to our 2014 Annual Report for additional details regarding the SICAD I and SICAD II exchange rates.

Due to the continuing deterioration of the economic conditions in Venezuela, we now believe that it is unlikely that the majority of our future transactions to exchange VEF to U.S. Dollar will be at the SICAD rate. Rather, we have determined that the SIMADI exchange rate is the most appropriate rate to use as of June 30, 2015 based on the volume of VEF to U.S. Dollar exchange transactions that have occurred in Venezuela utilizing the SIMADI exchange rate as compared to the SICAD. As a result of adopting the SIMADI exchange rate at June 30, 2015, we recorded a remeasurement charge for the three and six months ended June 30, 2015 on our VEF denominated net monetary assets, including cash and cash equivalents in Venezuela of €53 million within Cost of Sales using an exchange rate of 197.3 VEF per U.S. Dollar (by comparison, the SICAD rate was 12.8 VEF per U.S Dollar at June 30, 2015). In addition to the remeasurement charge, we recorded €27 million within Cost of Sales for the write-down of inventory in Venezuela to the lower of cost or net realizable value for the three and six months ended June 30, 2015, as due to pricing controls, we are unable to increase the VEF sales price in Venezuela to compensate for the devaluation.

During the six months ended June 30, 2014, we recorded a remeasurement charge of €92 million within Cost of Sales (Note 2) resulting from our initial adoption of the SICAD I exchange rate to remeasure our VEF denominated net monetary assets.

(26) Subsequent events
Italian Labor Agreement

On July 7, 2015, the new four-year compensation agreement which was introduced to employees of FCA's companies in Italy within the automobiles business during the three months ended June 30, 2015 (Note 23) was included into the new labor agreement and was extended to all FCA companies in Italy.

NHTSA consent order

On July 24, 2015, FCA US entered into a consent order (the "Consent Order") with NHTSA, resolving the issues raised by NHTSA with respect to FCA US’s execution of 23 recall campaigns in NHTSA’s Special Order issued to FCA US on May 22, 2015 and further addressed at a NHTSA public hearing held on July 2, 2015. Pursuant to the Consent Order, FCA US will make a U.S.$70 million (€63 million) cash payment to NHTSA and spend U.S.$20 million (€18 million) on industry and consumer outreach activities and incentives to enhance certain recall and service campaign completion rates. An additional U.S.$15 million (€13 million) payment will be payable by FCA US if it fails to comply with certain terms of the Consent Order.

FCA US also agreed under the Consent Order to additional remedies for three recall campaigns covering approximately 585,000 vehicles. In each of those campaigns, FCA US will offer to owners whose vehicles have not yet been remedied, as an alternative remedy, to repurchase those vehicles at a price equal to the original purchase price less a reasonable allowance for depreciation plus ten percent. As of the date of the Consent Order, repairs had been completed on well over 60 percent of the subject vehicles, leaving less than 200,000 vehicles eligible under the repurchase provisions of the Consent Order. FCA US intends that any vehicles repurchased will be remedied and resold.

In addition, FCA US will offer consumer incentives to encourage owners of vehicles subject to the structural reinforcement campaign to participate in the campaign. With respect to the 1993 through 1998 Jeep Grand Cherokee, FCA US will also offer to increase the trade-in allowance to be applied to the purchase of another FCA product, service or parts for those owners who prefer this alternative over structural reinforcement.

All premiums paid to repurchase vehicles in the three recall campaigns and customer incentives will be applied as credits to the U.S.$20 million (€18 million) that FCA US has agreed to spend on industry outreach amounts under the Consent Order.  In considering the likelihood that vehicle owners will choose the repurchase alternative over the original repair remedy, the age, average wear and tear and mileage of the covered vehicles, the manner in which each covered vehicle class is typically used by owners, and the incremental costs owners will likely incur in acquiring a replacement vehicle, were all factors that were evaluated in order to assess likely costs and financial exposure. As a result, although such amounts may exceed U.S.$20 million (€18 million), FCA US does not expect the net cost of providing these additional alternatives will be material to its financial position, liquidity or results of operations.

The Consent Order will remain in place for three years subject to NHTSA’s right to extend for an additional year in the event of FCA US's noncompliance with the Consent Order.

Ferrari N.V. initial public offering
On July 23, 2015, the Group's subsidiary, New Business Netherlands N.V. (to be renamed Ferrari N.V.) filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (“SEC”) for a proposed initial public offering of common shares currently held by FCA. The number of common shares to be offered and the price range for the proposed offering have not yet been determined, although the proposed offering is not expected to exceed 10 percent of Ferrari N.V.'s outstanding common shares. In connection with the initial public offering, Ferrari N.V. intends to apply to list its common shares on the New York Stock Exchange.

Responsibility Statement

The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Consolidated Financial Statements and the Management Discussion and Analysis, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim financial reporting.

In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of FCA and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

August 4, 2015

The Board of Directors

John Elkann
Sergio Marchionne
Andrea Agnelli
Tiberto Brandolini d’Adda
Glenn Earle
Valerie A. Mars
Ruth J. Simmons
Ronald L. Thompson
Patience Wheatcroft
Stephen M. Wolf
Ermenegildo Zegna